82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Resources Enterprise Ltd

*CURRENT ADDRESS Room 3908, China Resources Building
26 Harbour Road
Wanchai, Hong Kong

**FORMER NAME

PROCESSED

**NEW ADDRESS

SEP 24 2002

THOMSON FINANCIAL

FILE NO. 82- 4177 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: BBS

DATE : 9/20/02

Exemption No.82-4177

CHINA RESOURCES ENTERPRISE, LIMITED

華潤創業有限公司

ARS
12/31/00



2000
年報 ANNUAL REPORT

公司資料

Corporate Information

名譽主席
谷永江

Honorary Chairman
Gu Yongjiang

主席
寧高寧

Chairman
Ning Gaoning

董事總經理
閻　飈

Managing Director
Yan Biao

董事副總經理
姜智宏

Deputy Managing Director
Keung Chi Wang, Ralph

執行董事
劉百成
陳樹林
陳威武
許志明
王　群
鍾　義
盧海安

Executive Directors
Lau Pak Shing
Chen Shulin
Chan Wai Mo
Xu Zhiming
Wang Qun
Zhong Yi
Lu An

非執行董事
蔣　偉
陳普芬
黄大寧
盧雲龍

Non-Executive Directors
Jiang Wei
Chan Po Fun, Peter
Houang Tai Ninh
Loo Wun Loong, John

公司秘書
李業華

Company Secretary
Lee Yip Wah, Peter

核數師
德勤・關黃陳方會計師行

Auditors
Deloitte Touche Tohmatsu

股份過户登記處
標準證券登記有限公司
香港中環干諾道中111號
永安中心5樓

Share Registrars
Standard Registrars Limited
5/F Wing On Centre
111 Connaught Road Central, Hong Kong

註冊辦事處
香港灣仔港灣道26號華潤大廈3908室

Registered Office
Room 3908, China Resources Building, 26 Harbour Road
Wanchai, Hong Kong

目錄
Contents

財務概要
Financial Highlights

每股盈利
Earnings per share


(港幣元)
(HK$)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.81
0.79
0.83

股東權益
Shareholders' funds


(港幣千元)
(HK$'000)
12000000
11000000
10000000
9000000
8000000
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0
5,845,945
10,792,827
10,461,129

每股資產淨值：賬面值
Net assets per share: book value


(港幣元)
(HK$)
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.37
5.44
5.26

		二零零零年 港幣千元 2000 HK$ '000	一九九九年 港幣千元 1999 HK$ '000	一九九八年 港幣千元 1998 HK$ '000
營業額	Turnover	16,810,248	12,902,299	5,475,100
股東應佔溢利	Profit attributable to shareholders	1,656,733	1,442,839	1,268,428
股息	Dividends	417,572	290,863	249,177
每股盈利	Earnings per share	HK$0.83	HK$0.79	HK$0.81
每股股息	Dividends per share	HK$0.21	HK$0.15	HK$0.15
股東權益 [3]	Shareholders' funds [3]	10,461,129	10,792,827	5,845,945
少數股東權益	Minority interests	2,889,160	3,905,492	4,357,571
股東權益及少數股東權益 [3]	Shareholders' funds and minority interests [3]	13,350,289	14,698,319	10,203,516
綜合借款淨額	Consolidated net borrowings	–	–	1,488,923
負債比率	Gearing	N/A	N/A	11.1%
每股資產淨值：賬面值 [3]	Net assets per share: book value [3]	HK$5.26	HK$5.44	HK$3.37

附註：

1) *負債比率指借款淨額與股東權益及少數股東權益之比例。*
2) *每股盈利乃將股東應佔溢利除以每年已發行股份之加權平均數計算。*
3) *一九九九年和一九九八年的比較數字現已重列，以符合本集團截至二零零零年十二月三十一日止之財政年度有關聯營公司權益的會計政策。*

Notes:

1) *Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*
2) *Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during each year.*
3) *Comparative figtures in 1999 & 1998 have been restated to conform with the Group's accounting policy in respect of interests in associates for the financial year ended 31 December 2000.*

溢利及營業額分析表

Analysis of Profit and Turnover

各項業務之股東應佔溢利
（扣除企業財務及費用前）

Profit attributable to shareholders by activity (before net corporate interest and expenses)


(港幣百萬元)
(HK$'million)
1800
1600
1400
1200
1000
800
600
400
200
0
1998
1999
2000

各項業務之營業額

Turnover by activity


(港幣百萬元)
(HK$'million)
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
1998
1999
2000

地產—香港
Property—Hong Kong

地產—中國內地
Property—Chinese Mainland

食品及飲品
Food & Beverage

基建和其他投資
Infrastructure & Others

各項業務之股東應佔溢利	Profit attributable to shareholders by activity	二零零零年 港幣千元 2000 HK$ '000	一九九九年 港幣千元 1999 HK$ '000	一九九八年 港幣千元 1998 HK$ '000
地產－香港	Property — Hong Kong	614,830	589,005	510,708
地產－中國內地	Property — Chinese Mainland	45,832	63,342	398,829
食品及飲品	Food & Beverage	475,909	433,317	282,865
基建和其他投資	Infrastructure & Others	642,473	520,511	242,159
合計	Subtotal	1,779,044	1,606,175	1,434,561
企業財務及其他費用	Net Corporate Interest & Expenses	(122,311)	(163,336)	(166,133)
總額	Total	1,656,733	1,442,839	1,268,428

各項業務之營業額	Turnover by activity	二零零零年 港幣千元 2000 HK$ '000	一九九九年 港幣千元 1999 HK$ '000	一九九八年 港幣千元 1998 HK$ '000
地產－香港	Property — Hong Kong	2,990,510	3,154,069	1,508,514
地產－中國內地	Property — Chinese Mainland	–	–	481,255
食品及飲品	Food & Beverage	9,332,365	8,252,910	2,185,350
基建和其他投資	Infrastructure & Others	4,487,373	1,495,320	1,299,981
總額	Total	16,810,248	12,902,299	5,475,100

附註：

1) *股東應佔溢利包括本公司，其附屬公司及其所佔聯營公司之業績扣除少數股東權益。*

2) *一九九八年來自中國地產業務之股東應佔溢利包括了因華潤北京置地有限公司在一九九八年三月配售新股而視作出售長期投資所得之溢利。其金額約為港幣 270,000,000 。*

Notes:

1) *Profit attributable to the shareholders includes the results of the Company, its subsidiaries and its proportionate share of associates, after eliminating minority interests.*

2) *Profit attributable to shareholders contributed by the Property -Chinese mainland in 1998 included a profit of approximately HK$270 million on deemed disposal of long term investment as a result of the issuance of new shares by China Resources Beijing Land Limited in March 1998.*

主席報告
Chairman's Statement

末期業績

本集團截至二零零零年十二月三十一日止年度之綜合營業額和股東應佔溢利分別達港幣16,810,200,000元及港幣1,656,700,000元，較去年增加30.3%及14.8%。每股盈利為港幣0.83元，而一九九九年則為港幣0.79元。

股息

董事議決於二零零一年七月四日或前後，向二零零一年六月十二日名列本公司股東名冊之股東派付二零零零年度末期股息每股港幣15仙（一九九九年：港幣9仙）。連同中期股息每股港幣6仙，二零零零年度的股息合共為每股港幣21仙（一九九九年：港幣15仙）。

本集團之重組計劃回顧

隨著中國行將加入世界貿易組織，預期將會帶動中國的外貿以及相關的服務業大幅上升。有鑑於此，本集團之直屬控股公司華潤（集團）有限公司（「華潤集團」）遂建議重組本集團的業務架構，透過將本身的經銷及物流相關業務轉讓予本集團，把本集團轉型為亞洲首屈一指的經銷公司。有關重組的詳情已載於華潤集團於二零零零年六月十九日之公佈內。自從該公佈發出後，本集團的重組計劃一直進展順利，有兩項交易更於去年底前成功完成或落實。

於二零零零年十月十二日，本公司與華潤集團訂立一項收購協議，收購華潤集團之石油經銷業務，以交換本公司在華潤北京置地有限公司（「北京置地」）和華潤勵致有限公司（「勵致」）（前稱勵致國際集團有限公

Final results

The Group's consolidated turnover and profit attributable to shareholders for the year ended 31st December, 2000 amounted to HK$16,810.2 million and HK$1,656.7 million respectively, representing an increase of 30.3% and 14.8% over that of the previous year. Earnings per share were HK$0.83 compared with HK$0.79 in 1999.

Dividends

The Directors have resolved to recommend a final dividend of HK$0.15 per share for 2000 (1999: HK$0.09) payable on or about 4th July, 2001 to shareholders whose names appear on the Register of Members of the Company on 12th June, 2001. Together with the interim dividend of HK$0.06 per share, the total distribution for 2000 will amount to HK$0.21 per share (1999: HK$0.15).

Review of the Group's restructuring proposal

China's expected accession into the World Trade Organization is expected to generate a substantial rise in China's trading volume with the world and related services sectors. In view of this opportunity, the Group's immediate holding company, China Resources (Holdings) Company Limited ("China Resources Holdings"), proposed to reorganize the Group's business structure by transforming the Group into a leading distribution company in Asia through transferring its distribution and logistic related businesses into the Group. Details of the proposed reorganization were made by China Resources Holdings in an announcement dated 19th June, 2000. Since the announcement, the Group's restructuring plan has been progressing smoothly with two successful transactions being completed or implemented by the end of last year.

On 12th October, 2000, the Company entered into an acquisition agreement with China Resources Holdings to acquire its oil



華潤石化集團
Chinese Resources Petrochems (Group)



五豐行
Ng Fung Hong

司)的權益。是項收購已於二零零零年十一月完成，代表本公司重組計劃的一大進展。本公司既已收購香港和中國內地數一數二的石油及化學物品經銷業務，亦撤出與未來業務重心無關的業務。透過是次收購，本公司在經銷業務方面的實力已經大大增強。

distribution operation in part exchange for the Company's *interests in China Resources Beijing Land Limited* ("Beijing Land") and China Resources Logic Limited ("Logic") (formerly known as Logic International Holdings Limited). This acquisition, completed in November 2000, represented a major step in the Company's restructuring plan. The Company acquired a leading oil and chemicals distribution operation in Hong Kong and the Chinese Mainland and divested itself of businesses, which fell outside the future intended business focus. Through this acquisition, the Company's distribution capability was substantially strengthened.

在本公司的重組計劃另一部分是於二零零零年十一月二十日，本公司透過其全資附屬公司提出一項自願性收購建議(「收購建議」)，收購五豐行有限公司(「五豐行」)的全部已發行股份(本公司及其附屬公司及華潤集團若干成員公司已擁有者除外)。與此同時，本公司亦建議自願性撤回五豐行股份在聯交所的上市地位。自願撤回上市地位的建議已於五豐行在二零零零年十二月二十七日舉行的股東特別大會上，得到五豐行全體股東一致批准。收購建議於二零零一年一月十九日結束時，本公司擁有五豐行全部已發行股本約98.7%。本公司透過其全資附屬公司可根據香港法例第三十二章第168條及附表九的強制性收購條文，收購所有並非本公司擁有的股份。預期強制性收購可於二零零一年四月底前完成。五豐行私有化亦代表了本集團重組計劃的另一大進展，預期可提高本集團若干業務運作的效益，尤其是倉儲及超市零售業務。而且，由於五豐行帶來的現金以及溢利可供本集團使用，因此將可令本集團更加善用本身資源。

As part of the Group's restructuring plan, on 20th November, 2000, the Company through its wholly owned subsidiary, made a voluntary offer ("Offer") to acquire all the issued shares, other than those owned by the Company and its subsidiaries and certain members of China Resources Holdings in Ng Fung Hong Limited ("Ng Fung Hong"). At the same time, the Company proposed a voluntary withdrawal of the listing of the shares in Ng Fung Hong on the Stock Exchange. The voluntary withdrawal of listing was approved overwhelmingly by the independent shareholders of Ng Fung Hong at the extraordinary general meeting held on 27th December, 2000. As at the close of the Offer on 19th January, 2001, the Company owned approximately 98.7% of the total issued share capital of Ng Fung Hong. The Company, through its wholly owned subsidiary, has availed itself of the compulsory acquisition provision under section 168 and the Ninth Schedule of the Companies Ordinance (Chapter 32) of the laws of Hong Kong to acquire the outstanding shares not owned by it. The compulsory acquisition process is expected to be completed by end of April 2001. The privatization of Ng Fung Hong represented a further step in the Group's restructuring, which is expected to lead to operational efficiencies in a number of operations of the Group, in particular, its warehouse and supermarket retailing operations. It will also enable the Group to better utilize its resources more effectively as the cash flows and profits generated by Ng Fung Hong will be available for use by the Group.

為了加強本集團的經銷實力，本公司繼續進行多項可行性研究，研究再從華潤集團收購其他經銷及物流相關的業務。

In order to further strengthen its distribution capability, the Company continues to conduct studies into the viability of acquiring other distribution and logistics related businesses from China Resources Holdings.







(上圖) 南豐中心
(Top) Nam Fung centre

(右圖) 灝景灣 — 青衣
(Right) Villa Esplanada – Tsing Yi

物業 Property

香港物業

香港地產發展及投資業務錄得未計公司利息及費用前純利港幣614,800,000元，較去年高出4.4%。

Property : Hong Kong

The Hong Kong property development and investment business reported net profit before corporate interest and expenses of HK$614.8 million, 4.4% above that of the previous year.

物業發展

本集團現正參與發展一項位於香港名為灝景灣之項目，其為本集團擁有55%應佔權益之住宅項目。該項目包括10幢綜合式住宅大廈，總樓面面積約2,250,000平方呎。

該項目共分三期。第一期及第二期已經售出。第三期之樓面面積約850,000平方呎，由約1,200個單位組成，已於二零零零年年中開始出售。本集團已獲得第三期大部份的溢利，迄今已售出第三期約97%之單位。第三期之建築工程預計將於二零零一年第三季完成。

Property Development

The Group is currently involved in one development project in Hong Kong, namely, Villa Esplanada. This is a residential project which the Group has a 55% attributable interest. The project comprises a 10-block residential complex with a total gross floor area of approximately 2.25 million square feet.

The project is divided into three phases. Phase I and II had already been sold. Sale of Phase III, which comprises a gross floor area of approximately 850,000 square feet, or approximately 1,200 units, commenced in mid-year 2000. The Group has secured majority of the profit from Phase III, with approximately 97% of this phase already been sold to-date. The construction work of Phase III is expected to be completed during the third quarter of 2001.

投資物業

本集團現時在香港之投資物業主要為大面積之商場，這些大面積商場之總樓面面積估計約為500,000平方呎，位於高密度商業區包括銅鑼灣、旺角、尖沙咀及荃灣。本集團亦擁有樓面面積約700,000平方呎可供工業、寫字樓或住宅用途之物業組合。該等物業在回顧期間取得理想之出租率，為公司帶來穩定之經常收入。

Property Investment

The Group's investment properties in Hong Kong currently is dominated by its sizeable retail spaces of an estimated aggregate floor area of approximately 500,000 square feet which are located in high-density commercial districts including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan where sizeable retail spaces are limited. The Group also owns a portfolio of approximately 700,000 square feet, of floor area designated for industrial, office or residential use. These properties achieve a good occupancy rate during the period under review, generating a stable stream of recurrent income for the company.

中國內地物業

本集團於中國內地之地產發展業務錄得未計公司利息及費用前純利港幣45,800,000元。此項業務之收入僅來自本集團於北京置地之投資。作為重組的一部份，本集團已透過出售其於北京置地之權益，卸下這與未來業務重點無關之業務。

Property : Chinese Mainland

The Group's Chinese Mainland property development business reported net profit before corporate interest and expenses of HK$45.8 million. This division's income is derived solely from the Group's investment in Beijing Land. As part of its restructuring plan, the Group had divested from businesses, which fell outside the future intended business focus, by disposing of its interest in Beijing Land.




Orchard Lane

（上圖）凱龍啤酒 — 大連
(Top) Keller Beer – Dalian

（左圖）五豐行
(Left) Ng Fung Hong

食品與飲品業務
Food and Beverage

本集團食品與飲品業務錄得未計公司利息及費用前純利港幣475,900,000元，較上年度同期增長9.8%。

The Group's food and beverage business reported net profit before corporate interest and expenses of HK$475.9 million, an increase of 9.8% over the same period of the previous year.

飲品

本集團飲品業務之表現依然強勁，營業額及純利均錄得驕人增長。啤酒及淨化水於本年度之銷量分別約為1,000,000公噸及190,000公噸，較去年同期上升25.0%及35.7%。本年度此業務之銷售收入及純利分別增長26.1%及19.5%。盈利增長乃由於營業額有所增長及成本減省措施成效顯著。透過內部擴充及收購新廠房乃擴大生產能力及市場佔有率之策略之一部份，該部門已增購兩間位於中華人民共和國安徽省之釀酒廠，令旗下之釀酒廠數目增至10間，每年之合併總產量增至約1,700,000公噸。

Beverage

The Group's beverage division continues to report a strong performance, recording strong growth in both turnover and net profit. The beer and purified water sales volume for the year was approximately 1,000,000 tonnes and 190,000 tonnes respectively, representing an increase of approximately 25.0% and 35.7% compared with the same period of the previous year. Sales revenue of the division for the year increased by approximately 26.1% while net profit of the division grew by 19.5%. The growth in earnings was due to volume growth and effective cost saving programmes. As part of its strategy of expanding production capacity and market share through internal expansion and acquisition of new plants, the division acquired two additional breweries located in Anhui province in the People's Republic of China. This increases the division's total number of breweries to 10, with a combined total production capacity of approximately 1,700,000 tonnes per annum.

貨倉及冷倉

儘管市場上之競爭仍然激烈，但在成功招攬多名新客户後，此業務之表現於本年度下半年已有所改善。相較去年同期，此業務之營業額僅下降1.7%，而經營溢利則上升4.4%。整體而言，本集團冷倉及貨倉業務之平均佔用率分別由本年度上半年之69%及74%增至本年度下半年之70%及85%。鑑於香港經濟復甦，預期市場對倉存設施之需求將會增加，惟盈利增長將僅屬溫和。

Godown and Cold storage

Despite continued keen market competition, this division's performance has improved in the second half of the year with the successful tendering of several new clients. Turnover of this division fell by only 1.7%, while operating profit increased by 4.4% when compared with the same period last year. Overall the average occupancy rate of the Group's cold storage and godown operations had improved in the second half of this year to 70% and 85% respectively compared to 69% and 74% for the first half of the year. Recovery in the Hong Kong economy is expected to generate greater demand for storage facilities; however, earnings growth will only be moderate.

食品經銷

截至二零零零年十二月三十一日止年度，五豐行之綜合營業額及股東應佔溢利分別為港幣7,374,200,000元及港幣606,100,000元，較上年度增加10.7%及10.3%。

於回顧期間，食品經銷及畜牧業務之營業額合共為港幣3,885,500,000元，較去年增加4.5%，主要是由於肉類走私之情況受到

Food Distribution

Ng Fung Hong's consolidated turnover and profit attributable to shareholders for the year ended 31st December, 2000 amounted to HK$7,374.20 million and HK$606.1 million respectively, representing an increase of 10.7% and 10.3% over that reported in the previous year.

During the period under review, turnover of the foodstuffs distribution and stock raising business totaling HK$3,885.50 million, registered 4.5% increase as compared to last year, mainly due to the recovery of





（上圖） 華潤超級市場
(Top) CRC Supermarket

（左圖） 沙田冷倉
(Left) Shatin Cold Storage

食品與飲品業務

Food and Beverage

控制，令牲口之銷量上升。而在刺激冷凍食品銷量方面，亦取得佳績，本年度之銷售收入增加23.8%。然而，由於減價導致邊際溢利下降，故食品經銷業務之未計利息及稅前溢利輕微下跌。

sales volume of livestock as smuggling activities have been brought under control. Accomplishments have also been made in boosting the sales of frozen food, resulted in 23.80% increase in sales revenue for the year. However, the foodstuffs distribution business recorded a slight decline in profit before interest and taxation due to lower profit margins resulting from price reduction.

超級市場業務於本年度表現理想。營業額增加14.7%至港幣1,850,400,000元，主要是由於來自中國內地之業務增長，華潤超級市場連鎖店在中國內地表現出眾，營業額上升29.2%。而香港業務之盈利則因激烈之割價戰而報跌。然而，中國內地業務本年度表現依然出色，帶來強勁之溢利增長。

The supermarket operation recorded satisfactory performance for the year. Turnover increased by 14.7% to HK$1,850.4 million mainly due to business growth in the Chinese Mainland where the CRC supermarket chain performed well with 29.2% increase in turnover. The Hong Kong operation posted a decline in earnings because of keen price competition. However the Chinese Mainland operation continued to perform well posting strong profit growth in the year.

五豐行現正繼續擴張其超級市場連鎖店，尤其是在中國內地。本集團現時設於香港、天津、蘇州、北京、深圳及徐州之超級市場分別有65間、44間、76間、17間、102間及1間，合共305間。

Ng Fung Hong continues to expand its supermarket chain, particularly, in the Chinese Mainland. The Group currently has 65 in Hong Kong, 44 in Tianjin, 76 in Suzhou, 17 in Beijing, 102 in Shenzhen and 1 in Xuzhou, bringing the total number of supermarket outlets to 305.

於本年度，五豐行食品生產及加工業務之營業額達港幣1,261,600,000元，較去年增加21.5%，而未計利息及稅前溢利則上升29.8%。五豐行持36%權益之徐州維維食品有限公司成功於上海證券交易所上市，發行了100,000,000股A股。由於其權益被攤薄，五豐行錄得視為出售部份權益之溢利達港幣172,200,000元。遠洋捕撈業務之營業額較去年增加23.0%，主要是來自年初所收購之水產品加工及經銷公司之首次貢獻。然而，其西非業務則被歐羅轉弱所拖累，加上燃油價格創新高，則故溢利貢獻較去年為低。

Turnover of Ng Fung Hong's food production and processing business amounted to HK$1,261.6 million for the year, 21.5% above last year and profit before interest and taxation increased by 29.8%. During the year, Xuzhou VV Food & Beverage Limited, a company 36% interested by Ng Fung Hong, succeeded in listing on the Shanghai Stock Exchange with a new issue of 100 million A Shares. As a result of the dilution in its interest, Ng Fung Hong recorded a deemed disposal profit of HK$172.2 million. Turnover of the marine fishing operation recorded a 23% increase as compared to last year, mainly due to the first-time contribution from the aquatic processing and distribution company which was acquired at the beginning of this year. However, its operation in West Africa was adversely affected by weakening of Euro and record high fuel prices with profit contribution being lower than last year.

本集團所經營之屠房於本年度之屠宰量有所增加，而營業額及未計利息及稅前溢利均大幅上升。此外，上水屠房於年初全面投入運作，並因其環境管理系統而於年內榮獲 ISO 14001證書。獎項不僅肯定了本集團在推行完善環境保護系統方面之不懈努力，更足證其營運完全符合國際標準。

The slaughterhouses operated by the Group recorded an increase in slaughtering volume for the year; both turnover and profit before interest and taxation increased significantly. Furthermore, the Sheung Shui Slaughterhouse became fully operational at the beginning of this year and has been awarded ISO 14001 certification during the year in respect of its Environmental Management System. The award not only confirmed the dedicated efforts made by the Group in implementing a comprehensive environmental protection system, but also demonstrated that the operation comply fully with international standards.

(下圖) 中港混凝土
(Bottom) Redland Concrete

(左圖) 香港國際貨櫃碼頭
(Left) Hong Kong International Terminals


APL INDONESIA


CONCRETE

基建和其他業務
Infrastructure and Others

基建和其他業務錄得未計公司利息及費用前純利港幣642,400,000元，較上年度同期增加23.4%。

The infrastructure and others division reported net profit before corporate interest and expenses of HK$642.4 million, an increase of 23.4% over the same period of the previous year.

貨櫃碼頭

本集團擁有10%股權之 HIT Investment Limited（「HIT」）錄得理想業績。在香港，HIT於葵涌業務之吞吐量錄得10%之增長，反映亞洲地區以至全球的貿易額有所上升。鹽田之第二期擴建工程已於一九九九年底完成，吞吐量上升超過35%。

Container Terminal

HIT Investment Limited ("HIT"), in which the Group has a 10% stake, reported good results. In Hong Kong, HIT's operation in Kwai Chung experienced combined throughput growth of 10%, reflecting an increase in trade volumes in the Asian region and globally. Throughput at the Yantian facility grew by over 35%, following the completion of this port's second phase expansion at the end of 1999.

建築物料

中港主要於香港從事生產、分銷及銷售預拌混凝土。董事相信中港為香港主要預拌混凝土生產商之一，市場佔有率約14%。在成本持續削減及生產力提高下，中港於二零零零年度錄得滿意的盈利增長。鑑於港府持續致力增加公屋供應及提高基建開支，董事預期來年香港對預拌混凝土之整體需求仍然穩定。

Construction Materials

Redland is principally engaged in the production, distribution and sale of ready-mixed concrete in Hong Kong. The directors believe Redland is one of the major ready-mixed concrete producers in Hong Kong with a market share of approximately 14%. Redland recorded satisfactory earnings growth in 2000 on the back of continued cost reduction and improved productivity. In view of the government's continued effort to increase the supply of public housing and infrastructure spending, the directors expect that the overall demand for ready-mixed concrete in Hong Kong will remain steady in the coming year.

銀行業務

如華人銀行集團有限公司（「華人銀行集團」）董事於二零零一年二月二十二日所公佈，華人銀行集團於截至二零零零年十二月三十一日止財政年度錄得股東應佔綜合溢利約港幣361,800,000元，比一九九九年同期的溢利約港幣40,400,000元高出794.6%。溢利飆升，部分是由於出售與華人銀行集團策略不符的投資而取得約港幣260,600,000元的盈利所致。除出售該等投資而帶來的特殊盈利外，華人銀行集團的核心溢利比往年增長達大約150.4%。與一九九九年的數字比較，利息收入淨額上升33.9%，更明確反映出華人銀行集團核心業務有所改善。華人銀行集團的不履約貸款大幅減少至約9.1%，遠低於去年錄得的雙位數字。

Banking

As announced by the directors of The HKCB Bank Holding Company Limited ("HKCB Holding") on 22nd February, 2001, the consolidated profit attributable to shareholders of HKCB Holding for the financial year ended 31st December, 2000 amounted to approximately HK$361.8 million, which was approximately 794.6% over the profit of HK$40.4 million for the corresponding period in 1999. The surge in profit was partly attributable to a gain of approximately HK$260.6 million arising from the disposal of investments which were inconsistent with HKCB Holding's strategies. HKCB Holding's core profit, excluding the exceptional gains arising from disposals, still reflects a year on year growth of approximately 150.40%. The improvement of HKCB Holding's core business is quite evident as reflected by a 33.9% rise in net interest income compared with 1999. There was also a spectacular drop in the level of HKCB Holding's non-performing loans to about 9.1%, significantly below the double-digit level recorded in previous years.

基建和其他業務 Infrastructure and Others

華人銀行集團的財政狀況依然穩健，綜合資本充足比率現達31.7%，流動現金比率維持在61.6%。華人銀行集團現正轉型，務求成為可以即時回應市場，並以創新科技為既定的客戶及市場提供優質金融服務的機構。



香港華人銀行
HKCB Bank

HKCB Holding's financial position remains extremely strong, with its capital adequacy ratio currently stands at 31.7% and liquidity ratio maintains at 61.6%. HKCB Holding is transforming itself to become a responsive and technologically innovative provider of quality financial services to our chosen customers and market segments.

零售及經銷

自從在一九九九年收購華潤零售（集團）有限公司以後，本集團已經成為香港最大的零售經銷商之一，擁有以中藝（香港）有限公司以及華潤百貨公司為名的9間連鎖百貨公司，全部位處香港的優越商業／購物區。至於中國內地方面，本集團亦迅速成為主要的零售經銷商，經銷網絡遍佈範圍廣闊，超過350間經銷「Esprit」及「Red Earth」及若干高檔品牌的時裝店，專門經銷高級產品、時裝、衣飾及化妝品。零售及經銷業務在本年度內表現令人滿意。

Retail and Distribution

Following the acquisition of China Resources Retail (Group) Company Limited during 1999, the Group has become one of the largest retail distributors in Hong Kong, owing a chain of 9 department stores operating under the name of Chinese Arts & Crafts (H.K.) Limited and CRC Department Store Limited, all located in the prime business/shopping districts of Hong Kong. In Chinese Mainland, the Group is also fast becoming a dominant retail distributor with an extensive distribution network of over 350 boutiques distributing "Esprit", "Red Earth" and several brands in high-end fashion; specializing in the distribution of luxury goods, apparel, fashion accessories and cosmetics. The retail and distribution business reported satisfactory performance in the year.

資金及融資 Capital and Funding

本集團於二零零零年十二月三十一日時出現淨現金狀況。於回顧年度內，為了進一步鞏固財政實力，本集團於二零零零年六月透過其全資附屬公司華潤創業財務（香港）有限公司，與22間本地及國際財務機構訂立為期五年、達港幣29億元銀團貸款（「該備用額度」）。該備用額度的款項主要用作本集團的一般公司營運資金。

本集團的借貸多為無抵押浮息貸款，以銀團貸款及浮息票據為主。由於本集團的貸款是港元及美元貸款，因此外滙風險甚低。鑑於目前債務市況非常吸引，本公司現時傾向從債務市場中集資。

The Group was at a net cash position as at 31st December, 2000. To further strengthen its financial capability during the year under review, the Group through its wholly-owned subsidiary, CRE Finance (Hong Kong) Limited, entered into a 5-year HK$2,900 million syndicated facility (the "Facility") with 22 local and international financial institutions in June 2000. The proceeds of the Facility were principally for the use of general corporate funding requirements of the Group.

The Group's borrowings, which are mainly in the form of syndicated loans and floating rate notes, are principally unsecured loans at floating rates. The Group's foreign exchange risk is negligible since majority of its borrowings are denominated in Hong Kong and US dollars. In view of the current attractive debt market conditions, the Company's current preference is to consider raising funds from the debt market.

展望 Prospects

本集團在過去一個財政年度的表現令人鼓舞，大部分業務在營業額和純利均錄得增長。在香港經濟穩步復甦下，加上預期中國內地經濟會以每年7%的速度增長下，本集團的業務前景非常樂觀。

The Group's performance for the financial year under review has been encouraging with most of its business divisions recording growth in both turnover and net profit. On the back of a gradual recovery in the Hong Kong economy and the Chinese Mainland economy expected to grow at an annual rate of 7%, the outlook for the Group's businesses is positive.

本集團正致力令集團躋身成為亞洲鼎尖的經銷公司，積極爭取中國加入世界貿易組織所帶來的商機，尤以中國內地為甚。董事正評估多項建議，以整合並提高本集團在經銷和物流相關業務的價值。本集團亦會繼續從母公司或第三方身上，物色與本集團擬定發展策略一致的投資機會，繼續改善本集團盈利質素，並為集團提供經常的溢利增長。

The Group is considering efficacious means to position itself as Asia's leading distribution company to capture the business opportunities presented by China's accession to the World Trade Organization, particularly in the Chinese Mainland. The directors are assessing various proposals to assimilate and enhance the value of the Group's distribution and logistics related business. The Group will also continue to seek investment opportunities from either parent company or third parties, which are in line with the intended future expansion strategy and which will continue to improve its earnings quality and provide recurring profit growth.

本集團現時的財務實力足以進行任何符合本集團長遠發展最佳利益的重組計劃。董事會確保重組計劃在控制範圍內進行，換言之，不會影響本集團的整體盈利和財務穩健性。董事深信，建議的重組計劃將可驅動本集團進入發展新紀元。

The Group has the financial strength necessary to carry out any restructuring plan, which is in the best interest of its long-term development. The directors shall ensure that the restructuring plan will be carried out in a controlled manner, that is, without effecting the Group's overall earnings and financial stability. The Directors are confident that the proposed restructuring plan shall propel the Group into a new era of development.

致謝 Appreciation

本人謹藉此機會代表董事局向本集團全體員工之不懈努力、摯誠投入致以最深切謝意。

On behalf of the Board of directors, I would like to take this opportunity to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

承董事局命
寧高寧 主席
香港，二零零一年四月十一日

By Order of the Board
Ning Gaoning *Chairman*
Hong Kong, 11th April, 2001

董事及高層管理人員之個人資料

Biographical Details of directors and Senior Management

董事

谷永江先生，現年六十一歲，從一九九九年五月獲委任為華潤創業有限公司之名譽主席。彼曾于一九九六年四月至二零零一年二月出任華潤（集團）有限公司之董事長。谷先生畢業于北京對外貿易學院外貿經濟系，于一九九六年出任華潤集團董事長之前曾擔任中國對外貿易經濟合作部（「外經貿部」）副部長。

寧高寧先生，現年四十二歲，于一九九零年獲委任為董事總經理，并于一九九九年提任為華潤創業有限公司董事會主席。彼並為華潤（集團）有限公司及中國華潤總公司之副董事長兼總經理和華潤北京置地有限公司之主席。寧先生持有中國山東大學經濟學文學士學位及美國匹茲堡大學工商管理學碩士學位，主修財務。彼亦為HIT Investments Limited及香港華人銀行集團有限公司之董事。寧先生于一九八七年加入華潤（集團）有限公司。

閻飈先生，現年三十九歲，于一九九四年獲委任為執行董事，并于二零零零年五月提任為董事總經理。彼並為華潤北京置地有限公司之執行董事。閻先生持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。閻先生于一九八六年加入華潤（集團）有限公司。

DIRECTORS

Mr. Gu Yongjiang, aged 61, was appointed Honorary Chairman of the Group in May, 1999. He was the former Chairman of China Resources (Holdings) Company Limited from April 1996 until February 2001. Mr. Gu graduated from the Foreign Trade and Economics Department of the Beijing Institute of Foreign Trade in China. Prior to his appointment as the Chairman of China Resources (Holdings) Company Limited in 1996, Mr. Gu was a Vice-Minister of the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC") of The People's Republic of China.

Mr. Ning Gaoning, aged 42, has been the Managing Director of the Group since 1990 and was appointed the Chairman in 1999. He is also the Vice Chairman and President of China Resources (Holdings) Company Limited and China Resources National Corp, as well as the Chairman of China Resources Beijing Land Limited. Mr. Ning has a Bachelor of Arts degree in economics from the Shandong University in China and a Master of Business Administration degree in finance from the University of Pittsburgh in the United States of America. Mr. Ning is also a Director of HIT Investments Limited and The HKCB Bank Holding Company Limited. Mr. Ning joined China Resources (Holdings) Company Limited in 1987.

Mr. Yan Biao, aged 39, has been an Executive Director of the Group since 1994 and was appointed Managing Director in May, 2000. Mr. Yan is also an Executive Director of China Resources Beijing Land Limited. He has a Bachelor of Law degree from the Beijing University in China and a Master of Business Administration degree from the University of San Francisco in the United States of America. Mr. Yan joined China Resources (Holdings) Company Limited in 1986.

姜智宏先生，現年四十五歲，于一九九六年獲委任為財務董事，并于二零零零年五月提任為副董事總經理。彼並為華潤北京置地有限公司之執行董事。姜先生畢業于香港理工學院，為特許會計師公會之資深會員及香港會計師公會之會員。彼具有逾二十年核數、會計及企業融資工作方面之經驗。姜先生亦任HIT Investments Limited及香港華人銀行集團有限公司之董事。姜先生于一九九四年九月加入本集團。

Mr. Keung Chi Wang, Ralph, aged 45, has been appointed as Group Finance Director since 1996 and was appointed Deputy Managing Director in May, 2000. Mr. Keung is also an Executive Director of China Resources Beijing Land Limited. Mr. Keung graduated from the Hong Kong Polytechnic and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. He is also a Director of HIT Investments Limited and The HKCB Bank Holding Company Limited. Mr. Keung joined the Group in September 1994.

劉百成先生，現年五十一歲，于一九九七年獲委任為執行董事。彼並為華潤北京置地有限公司之執行董事。劉先生畢業于香港浸會學院(現名為香港浸會大學)，為特許會計師公會之資深會員及香港會計師公會之會員。劉先生具有逾25年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，彼亦曾為香港冷藏商會有限公司執行委員會之主席多年。彼主要負責本集團之香港地產業務及冷倉、貨倉業務。劉先生于一九九四年一月加入本集團。

Mr. Lau Pak Shing, aged 51, has been an Executive Director since 1997. He is also an Executive Director of China Resources Beijing Land Limited. Mr. Lau graduated from the Hong Kong Baptist College (now known as Hong Kong Baptist University) and is a fellow member of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. Mr. Lau has over twenty-five years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses. He had been the chairman of the executive committee of Hong Kong Cold Storage Merchants Association Limited for many years. He is in charge of the Group's Hong Kong Property Division and cold storage and warehouse businesses. Mr. Lau joined the Group in January 1994.

陳樹林先生，現年四十七歲，于一九九八年十二月獲委任為執行董事。彼並為五豐行之董事長兼總經理及華潤(集團)有限公司之助理總經理。陳先生負責五豐行整體業務發展及策略性規劃。彼持有北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。彼于加入五豐行前，曾任外經貿部官員，並先後為中國駐澳州及新西蘭商務代表、華潤集團企業開發部副總經理及華潤(集團)駐泰國分公司總經理。彼于策略部署、業務發展及投資策劃方面擁有非常豐富的經驗。陳先生于一九九六年加入五豐行。

Mr. Chen Shulin, aged 47, has been an Executive Director since December 1998. He is also the Chairman and Managing Director of Ng Fung Hong and an Assistant President of China Resources (Holdings) Company Limited. Mr. Chen is responsible for the overall business and strategic planning of Ng Fung Hong. He obtained a bachelor degree from Beijing Foreign Languages Institute and a master degree in business administration from Victoria University, New Zealand. Prior to joining Ng Fung Hong, he worked as a senior official in the MOFTEC and as a commercial attache in Australia and New Zealand, Deputy General Manager in the investment and development department of China Resources (Holdings) Company Limited and Managing Director of a subsidiary company of China Resources (Holdings) Company Limited in Thailand. He has substantial experience in strategic planning, business development and investment. Mr.Chen joined Ng Fung Hong in 1996.

陳威武先生，現年四十五歲，于一九九九年九月加入本集團並獲委任為執行董事。彼並為華潤零售(集團)有限公司之董事總經理，主要負責中藝、華潤百貨、華潤堂及在國內發展多層面的時裝及高級商品之分銷及零售業務。陳先生曾任職于一間國際知名的時裝公司之執行董事達七年，對零售及特許經營業務方面經驗豐富。陳先生持有美國紐約州立大學工商管理學碩士學位。彼為資深會計師。

Mr. Chan Wai Mo, aged 45, joined the Group and was appointed an Executive Director in September, 1999. He is also the Managing Director of China Resources Retail (Group) Co Ltd., responsible for the overall business operation of Chinese Arts & Crafts, CRC Department Store, CRC Medichall and the development of nationwide fashion retail network in both young, casual markets and luxury goods in China. Mr. Chan was formerly an Executive Director of a leading international renowned fashion company for 7 years. Mr. Chan has extensive experience in both retail and licensing operations. He holds a Master of Business Administration Degree from State University of New York, Binghamton, United States of America and is a Certified Public Accountant.

許志明博士，現年三十九歲，于一九九九年十月加入本集團並獲委任為執行董事。彼亦為華潤勵致有限公司之董事總經理。許博士曾在香港任職于多間國際知名的銀行，并在投資銀行及商業銀行領域擁有豐富經驗。彼于中國曾任職于一間著名的綜合性企業。許博士持有中國北京大學物理學學士學位及中國社會科學學院經濟學碩士學位。彼并持有英國曼徹斯特大學經濟博士學位。

Dr. Xu Zhiming, aged 39, joined the Group and was appointed an Executive Director in October, 1999 and also is the Managing Director of China Resources Logic Limited. Dr. Xu was formerly an investment banker with several leading international banks and has obtained extensive experience in both investment and commercial banking areas. Prior to his banking career in Hong Kong, Dr. Xu worked for a leading conglomerate company in China. Dr. Xu has a Bachelor of Science degree in Physics from the Beijing University in China, a Master of Administration degree in Economics from the China Academy of Social Sciences and a Ph.D. degree in Economics from the University of Manchester in the United Kingdom.

王群先生，現年四十四歲，于二零零零年一月獲委任為執行董事。彼亦為華潤創業啤酒有限公司之執行董事，主要負責本集團啤酒業務之日常運作。王先生持有北京中國人民大學金融學學士學位，曾任職于中國國家經濟委員會和一間深圳著名的綜合性企業。王先生于一九九四年加入本集團。

Mr. Wang Qun, aged 44, was appointed an Executive Director in January, 2000. Mr. Wang is also an Executive Director of CRE Beverage Limited. He is principally responsible for managing the daily operation of the Group's brewery business. Mr. Wang has a Bachelor of Finance degree from the People's University of China in Beijing. Mr. Wang has previously worked in the China National Economic Committee and held key management position in a large conglomerate company based in Shenzhen, China. Mr. Wang joined the Group in 1994.

鍾義先生，現年三十六歲，于二零零零年六月獲委任為執行董事。彼並為華潤北京置地有限公司之執行董事。鍾先生持有中國四川大學工程學學士學位，中國人民大學經濟碩士學位及美國舊金山大學工商管理碩士學位。鍾先生于一九九六年加入本集團。

Mr. Zhong Yi, aged 36, was appointed an Executive Director in June, 2000. Mr. Zhong is also an Executive Director of China Resources Beijing Land Limited. He has the Bachelor of Engineering Degree from the China Sichuan University, and a Master of Economics Degree from the People's University of China and a Master of Business Administration degree form the University of San Francisco in the United States of America. Mr. Zhoug joined the Group in 1996.

盧海安先生，現年三十四歲。一九九七年六月加入本集團為項目部總經理，並于二零零零年六月獲委任為執行董事。盧先生持有澳洲墨爾砵皇家理工大學商業學文學士學位。彼並擁有特許會計師資格。盧先生具有企業財務管理及重組方面之經驗。

Mr. An Lu, aged 34, joined the Group in June 1997, as a General Manager of the Group's Project Division and was appointed an Executive Director in June, 2000. Mr. Lu has a Bachelor of Commerce degree from the Royal Melbourne Institute of Technology in Australia and is a qualified Chartered Accountant. Mr. Lu has accumulated experience in financial planning and corporate restructuring.

非執行董事

NON EXECUTIVE DIRECTORS

蔣偉先生，現年三十八歲。于一九九五年獲委任為董事。蔣先生持有中國北京對外經濟貿易大學對外貿易學士及國際業務與財務碩士學位。彼于一九八八年加入華潤(集團)有限公司，現擔任其財務部門之總經理。

Mr. Jiang Wei, aged 38, has been a Director since 1995. Mr. Jiang has a Bachelor's degree in International Trade and a Master degree in International Business and Finance, both from the University of International Business and Economics in Beijing, China. He joined China Resources Holdings Company Limited in 1988 and is currently the General Manager of its Finance Department.

陳普芬博士，現年七十九歲，于一九七三年獲委任為董事。彼為香港執業會計師及證券法註冊董事。彼是離岸石油科技博士、中國法律博士；又是石油工程師及海底科技協會名譽院士。

Dr. Chan Po Fun, Peter, aged 79, has been a Director since 1973. He is a practicing Certified Public Accountant in Hong Kong and a registered dealing director. He has a doctorate in Offshore Petroleum Technology and a doctorate in Modern Chinese Law and is an honorary fellow member of the society for Underwater Technology.

黃大寧先生，現年四十七歲，于一九八八年獲委任為董事。彼並為科康投資有限公司之董事。彼于英國北斯塔弗德什爾理工學院取得商業學學士學位。

Mr. Houang Tai Ninh, aged 47, has been a Director since 1988. He is also a Director of Forcon Investments Limited. He obtained a Bachelor of Business Studies degree from the Polytechnic of North Staffordshire in the United Kingdom.

盧雲龍先生，現年六十歲，于一九八八年獲委任為董事。彼並為鶴記企業有限公司之主席。彼為土木工程師學會會員及香港工程師學會會員，具有逾三十年建築業工作經驗。

Mr. Loo Wun Loong, John, aged 60, has been a Director since 1988. He is also the Chairman of Ngo Kee Enterprises Limited. Mr. Loo is a member of the Institute of Civil Engineers and the Hong Kong Institution of Engineers. He has over 30 years' working experience in the construction industry.

高層管理人員

陳紹祥先生，現年五十一歲，為中港混凝土有限公司("中港")之執行董事。彼主要負責中港之整體企業政策及日常業務。陳先生具有逾二十年之經營混凝土業務之經驗。曾工作于某國際英資建築材料集團超過十三年，先後在香港出任多個高級職位負責管理多個主要部門。陳先生並為廣東省政協委員。陳先生于一九九七年加入本集團。

張小綾小姐，現年三十八歲，為本集團財務總監。張小姐持有英國紐卡斯爾大學工商管理學碩士學位。彼為英國特許公認會計師公會之資深會員，亦為香港會計師公會及加拿大註冊會計師之會員。張小姐曾任職于一間國際會計師行逾達十三年。張小姐于二零零一年一月加入本集團。

周永傑先生，現年三十四歲，為物業管理部之高級經理。彼亦為香港地產行政學會會員。周先生在加入集團前，曾任職多間大型物業發展公司及具逾十三年物業租務及管理之經驗。周先生于二零零零年加入本集團。

關博文先生，現年四十二歲，現任本公司地產部高級經理。關先生持有倫敦格林尼治大學之測量學士學位和香港城市大學之公司管理學深造文憑，並具逾十年物業發展之工作經驗。彼亦為香港註冊專業測量師、註冊認可人士及英國特許秘書及行政人員公會會士。關先生于一九九一年十一月加入本集團。

SENIOR MANAGEMENT

Mr. Chan Siu Cheung, Howard, aged 51, is an Executive Director of Redland Concrete Limited ("Redland"). Mr. Chan is principally responsible for formulating the overall corporate policy and business strategy, as well as managing the daily operation of Redland. Mr. Chan has over 20 years experience in the ready mixed concrete industry. Mr Chan was with a reputable British building material company for over 13 years. During this period, he held several senior executive positions in this company in Hong Kong. Mr. Chan is a member of the Guandong Provincial Committee of the Chinese People's Political Consultative Conference. Mr. Chan joined the Group in 1997.

Ms. Cheung Siu Ling, aged 38, is the group Financial Controller. She holds a MBA degree from the University of Newcastle in the United Kingdom. Ms Cheung is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants and the Certified General Accountants' Association of Canada. She previously worked with an international accounting firm for over 13 years. Ms. Cheung joined the Group in January 2001.

Mr. Chow Wing Kit, Eric, aged 34, is the Senior Manager of the property leasing department. He is a member of the Hong Kong Institute of Real Estate Administration. Before joining the Company, Mr. Chow worked with a number of Property Developers and has over thirteen years experience in property leasing and management. Mr. Chow joined the Group in September in 2000.

Mr. Kwan Pok Man, Daniel, aged 42, is the Senior Manager of the Group's Hong Kong Property Division. Mr. Kwan holds a Bachelor's degree in Surveying from the University of Greenwich in London and a Post-Graduate Diploma in Corporate Administration from the City University of Hong Kong. Mr. Kwan has over ten years of experience in property development and construction. He is a Registered Professional Surveyor, an Authorized Person and an associate member of The Institute of Chartered Secretaries and Administrators. Mr. Kwan joined the Group in November 1991.

劉健成先生，現年四十五歲，為本集團審計部總經理。劉先生為會計學士、工商管理碩士及資訊管理碩士，亦為加拿大註冊會計師及美國公認內部審計師。劉先生在會計、內部監制及營運檢討方面有豐富的經驗。劉先生于二零零零年二月加入本集團。

Mr. Lau Kin Shing, Charles, aged 45, is the General Manager of the Group's Internal Audit Department. Mr. Lau holds a Bachelor degree in Accounting and Master degrees in Business Administration and Information System Management. He is a Canadian Certified General Accountant and U.S. Certified Internal Auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February 2000.

廖綺雲小姐，現年四十二歲，為本集團擔任法律及公司秘書部主管。廖小姐持有香港大學法律學士學位。彼為執業律師。廖小姐于二零零零年一月加入本集團。

Ms. Livasiri, Ankana, aged 42, is Head Legal Advisor of the Group's Legal and Secretarial Department. She is a solicitor and holds a Bachelor Degree in Law from the University of Hong Kong. Ms. Livasiri joined the Group in January 2000.

唐旭東先生，現年四十一歲，于一九九七年加入本集團，為華潤思捷實業有限公司的董事總經理。華潤思捷實業有限公司是本集團與思捷有限公司成立之合營公司，主要業務是分銷服裝、時裝配飾及化妝品。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。唐先生在國內零售業累積了廣泛的經驗。在加入本集團之前，唐先生曾任職于國內一間享負盛名專售皮革產品的分銷連鎖店。唐先生並為上海市長寧區政協委員。

Mr. Tang Xu Dong, aged 41, joined the Group in 1997 as the Chief Executive Officer of CRE Esprit Limited, a joint venture between Esprit and the Company specializes in the distribution of apparel, fashion accessories and cosmetics. Mr. Tang holds a Bachelor of Business degree from the Liaoning University in China and a Master of Economics degree from the People's University of China. Mr. Tang has accumulated extensive experience in the retail industry in China. He was with a reputable retail chain in China specialized in the distribution of leather products prior to joining the Group. Mr. Tang is a member of the Shanghai Changning District's Chinese People's Political Consultative Committee.

曾偉民先生，現年五十九歲，為沙田冷倉有限公司之總經理。曾先生持有管理學文憑。在加入公司之前，曾任多間大型冷倉行政要職。曾先生具有逾二十年之冷倉管理工作經驗。彼主要負責制定本公司冷倉業務之整體發展策略。曾先生于一九九七年七月加入本集團。

Mr. Tsang Wai Man, aged 59, is the General Manager of Sha Tin Cold Storage Company Limited. Mr. Tsang holds the qualification of corporate management. Before joining the company, Mr. Tsang held key management positions in a number of large cold storage companies in Hong Kong. He has over 20 years of experience in cold storage warehouse management. Mr. Tsang is principally responsible for formulating business development strategy for the cold storage operation. Mr. Tsang joined the Group in July 1997.

張廣齡先生，現年三十六歲，為百適企業有限公司之總經理。持有中國黑龍江商學院工程學學士學位及美國舊金山大學之工商管理碩士學位。現并為沙田冷倉有限公司之執行董事，具有逾十年之貨倉及冷倉管理經驗。張先生于一九九四年一月加入本集團。

Mr. Zhang Guangling, aged 36, is the Managing Director of Pak Sik Enterprises Limited. Mr Zhang obtained a Bachelor of Civil Engineering degree from Hei Long Jiang Institute of Commerce in China and a Master of Business Administration degree from the University of San Francisco in the United States of America. He has over ten years of experience in godown and cold storage management. Mr. Zhang joined the Group in January 1994.

董事局報告

Report of the Directors

董事局仝人欣然將截至二零零零年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31st December 2000.

主要業務

本公司之主要業務為物業投資及投資控股，其主要附屬公司及聯營公司之業務刊載於第八十六頁至第九十六頁。主要業務及地區性業務之營業額及除稅前溢利貢獻已分別載列於本財務報告附註三及六內。

Principal Activities

The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and associates are shown on pages 86 to 96. The turnover and contribution to profit before taxation by principal activity and geographical area of operations are set out in notes 3 and 6 to the financial statements, respectively.

集團溢利

本集團截至二零零零年十二月三十一日止年度之溢利刊載於第三十九頁之綜合損益表內。

Group Profit

The consolidated profit and loss account is set out on page 39 and shows the Group's profit for the year ended 31st December 2000.

股息

本公司已於年內向股東派發中期股息每股港幣6仙，為數港幣119,200,000元。董事局現建議宣派末期股息每股港幣15仙，為數港幣298,300,000元。此股息將於二零零一年七月四日或前後派發予所有於二零零一年六月十二日名列普通股股東名冊之股東。

Dividends

An interim dividend of HK6 cents per share amounting to HK$119.2 million was paid to shareholders during the year and the directors recommend the declaration of a final dividend of HK15 cents per share amounting to HK$298.3 million payable on or about 4th July 2001 to all persons registered as holders of ordinary shares on 12th June 2001.

固定資產

本年度內固定資產之變動概況載於財務報告附註十四。

Fixed Assets

Movements in fixed assets during the year are set out in note 14 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第九十七頁至第一零六頁。

Properties

A schedule of the principal properties of the Group is set out on pages 97 to 106.

股本

本年度內股本之變動情況刊載於財務報告附註二十六。

Share Capital

Movements in share capital during the year are set out in note 26 to the financial statements.

儲備

本年度內本公司及本集團儲備之變動情況刊載於財務報告附註二十七。

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 27 to the financial statements.

慈善捐款

本年度內本集團之捐款合共約為港幣1,468,000元（一九九九年：港幣168,000元）。

Charitable Donations

Donations by the Group during the year amounted to approximately HK$1,468,000 (1999: HK$168,000).

董事

本年度內及至本報告日期董事芳名如下：

Directors

The directors who held office during the year and up to the date of this report were as follows:

名譽主席

谷永江先生

Honorary Chairman

Mr. Gu Yongjiang

主席

寧高寧先生

Chairman

Mr. Ning Gaoning

董事總經理

閻　飈先生	（於二零零零年五月三十日獲委任為董事總經理）
黃鉄鷹先生	（於二零零零年五月三十日離任）

Managing Director

Mr. Yan Biao	(Appointed as Managing Director on 30th May 2000)
Mr. Huang Tieying	(Resigned on 30th May 2000)

董事局報告

Report of the Directors

董事

姜智宏先生	(於二零零零年五月三十日獲委任為副董事總經理)
劉百成先生	(執行董事)
陳樹林先生	(執行董事)
陳威武先生	(執行董事)
許志明先生	(執行董事)
王　群先生	(執行董事,於二零零零年一月三日獲委任)
鍾　義先生	(執行董事,於二零零零年六月一日獲委任)
盧海安先生	(執行董事,於二零零零年六月一日獲委任)
蔣　偉先生	(非執行董事)
陳普芬博士	(獨立非執行董事)
黄大寧先生	(獨立非執行董事)
盧雲龍先生	(獨立非執行董事)

根據本公司組織章程細則第一百一十條規定,姜智宏先生、陳樹林先生、蔣偉先生及陳普芬博士依章輪席告退,如再度在應屆之股東週年大會中獲選,願意繼續連任。

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第十八頁至第二十三頁。

Directors

Mr. Keung Chi Wang, Ralph	(Appointed as Deputy Managing Director on 30th May 2000)
Mr. Lau Pak Shing	(Executive Director)
Mr. Chen Shulin	(Executive Director)
Mr. Chan Wai Mo	(Executive Director)
Mr. Xu Zhiming	(Executive Director)
Mr. Wang Qun	(Executive Director, appointed on 3rd January 2000)
Mr. Zhong Yi	(Executive Director, appointed on 1st June 2000)
Mr. Lu An	(Executive Director, appointed on 1st June 2000)
Mr. Jiang Wei	(Non-executive Director)
Dr. Chan Po Fun, Peter	(Independent non-executive Director)
Mr. Houang Tai Ninh	(Independent non-executive Director)
Mr. Loo Wun Loong, John	(Independent non-executive Director)

In accordance with Article 110 of the Company's Articles of Association, Mr. Keung Chi Wang, Ralph, Mr. Chen Shulin, Mr. Jiang Wei and Dr. Chan Po Fun, Peter will retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Biographical Details of Directors and Senior Management

Biographical details of directors and senior management are set out on pages 18 to 23.

購買股份或債券之安排

於二零零零年十二月三十一日，下列董事於根據本公司、其附屬公司及其母公司集團之附屬公司現有購股權計劃授出可認購股份之購股權中擁有權益：

(1) 根據本公司購股權計劃授出之購股權：

Arrangements to Purchase Shares or Debentures

As at 31st December 2000, the following directors had interests in respect of options to subscribe for shares under the existing share option schemes of the Company, its subsidiaries and fellow subsidiaries:

(1) Options granted under the Company's share option scheme:

董事姓名 Name of directors		授出日期 Date of grant	行使價 港幣 Exercise price HK$	購股權數目 Number of share options 於本年度授出 granted during the year	於本年度行使 exercised during the year	於二零零零年十二月三十一日尚未行使 outstanding at 31/12/2000
寧高寧	Ning Gaoning	11/05/1996	3.856	—	—	3,300,000
		17/11/1997	14.300	—	—	1,200,000
		20/06/2000	7.190	3,300,000	—	3,300,000
閻　飈	Yan Biao	11/05/1996	3.856	—	—	1,700,000
		17/11/1997	14.300	—	—	1,000,000
		20/06/2000	7.190	3,000,000	—	3,000,000
姜智宏	Keung Chi Wang, Ralph	17/11/1997	14.300	—	—	500,000
		20/06/2000	7.190	2,000,000	—	2,000,000
劉百成	Lau Pak Shing	17/11/1997	14.300	—	—	500,000
		20/06/2000	7.190	1,000,000	—	1,000,000
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	—	1,186,000
		21/11/2000	10.860	442,000	—	442,000
		21/11/2000	11.950	884,000	—	884,000
陳威武	Chan Wai Mo	13/10/1999	8.480	—	—	300,000
		20/06/2000	7.190	1,000,000	—	1,000,000
許志明	Xu Zhiming	13/10/1999	8.480	—	—	1,500,000
王　群	Wang Qun	11/05/1996	3.856	—	—	200,000
		06/01/2000	9.790	800,000	—	800,000
		20/06/2000	7.190	800,000	—	800,000
鍾　義	Zhong Yi	11/05/1996	3.856	—	—	80,000
		20/06/2000	7.190	1,500,000	—	1,500,000
盧海安	Lu An	07/12/1998	8.980	—	200,000	600,000
		20/06/2000	7.190	1,500,000	—	1,500,000

(2) 根據附屬公司五豐行有限公司(「五豐行」)之購股權計劃授出之購股權：

(2) Options granted under the share option scheme of a subsidiary, Ng Fung Hong Limited("NFH"):

董事姓名 Name of director		授出日期 Date of grant	行使價 港幣 Exercise price HK$	購股權數目 Number of share options 於本年度 授出 granted during the year	於本年度 撤銷 revoked during the year	於二零零零年十二月三十一日 尚未行使 outstanding at 31/12/2000
陳樹林	Chen Shulin	10/12/1996	4.800	—	1,000,000	—
		02/01/1997	5.280	—	2,000,000	—
		29/09/2000	2.832	2,000,000	2,000,000	—

(3) 根據母公司集團之附屬公司華潤勵致有限公司(「勵致」，前稱「勵致國際集團有限公司」)之購股權計劃授出之購股權：

(3) Options granted under the share option scheme of a fellow subsidiary, China Resources Logic Limited ("Logic" and formerly known as "Logic International Holdings Limited"):

董事姓名 Name of directors		授出日期 Date of grant	行使價 港幣 Exercise price HK$	購股權數目 Number of share options 於本年度 授出 granted during the year	於本年度 行使 exercised during the year	於二零零零年十二月三十一日 尚未行使 outstanding at 31/12/2000 (附註) (Note)
閻 飈	Yan Biao	21/09/2000	0.59	6,000,000	—	6,000,000
許志明	Xu Zhiming	21/09/2000	0.59	6,000,000	—	6,000,000

附註：於二零零零年十一月十七日，勵致終止成為本公司之附屬公司而成為其母公司集團之附屬公司。

Note: On 17th November 2000, Logic ceased to be a subsidiary and became a fellow subsidiary of the Company.

除上文所披露者外，本年度內任何時間本公司、其附屬公司、其控股公司或其母公司集團之附屬公司並無作出任何安排，致令各董事或其配偶或十八歲以下子女可藉購買本公司或任何其他法人團體之股份或債券而獲益。

Save as disclosed above, at no time during the year was the Company, its subsidiaries, its holding companies or its fellow subsidiaries a party to any arrangements to enable the directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

董事及主要行政人員之證券權益

於二零零零年十二月三十一日，陳普芬博士個人及劉百成先生個人分別持有本公司506,000股及150,000股普通股份。

除上述者外，並無任何董事、主要行政人員或彼等之聯繫人士實益或非實益擁有本公司或任何聯營公司之任何股本權益，而須按證券(披露權益)條例第二十九條記錄於董事權益登記冊內，或根據上市公司董事進行證券交易之標準守則知會本公司及香港聯合交易所有限公司(「聯交所」)。

Directors' and Chief Executives' Interests in Securities

As at 31st December 2000, Dr. Chan Po Fun, Peter and Mr. Lau Pak Shing held personally 506,000 ordinary shares and 150,000 ordinary shares in the Company respectively.

Apart from the foregoing, none of the directors, chief executives or their associates had any beneficial or non-beneficial interest in the share capital of the Company or any associated corporations which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償(法定補償除外)而予以終止之服務合約。

Directors' Service Contracts

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

董事之合約權益

於年結日或本年度內任何時間，並無任何本公司董事在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司之任何重大合約上，直接或間接擁有任何重大權益。

Directors' Interest in Contracts

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

主要股東

根據證券(披露權益)條例第十六條(一)而設立之權益登記冊所載，於二零零零年十二月三十一日申報持有本公司已發行股本10%或以上權益之股東如下：

Substantial Shareholders

The following declaration of interest by shareholders holding 10% or more of the issued share capital of the Company at 31st December 2000 has been recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance:

名稱	Name	普通股數目 No. of ordinary shares
中國華潤總公司*	China Resources National Corp.*	1,097,416,475
華潤(集團)有限公司*(「華潤集團」)	China Resources (Holdings) Company Limited* ("CRH")	1,097,416,475

* 華潤集團是本公司的直屬控股公司，而中國華潤總公司則為華潤集團的控股公司，因此，根據證券(披露權益)條例第八條，中國華潤總公司和華潤集團均被視為擁有本公司同等股本權益。

* CRH is the immediate holding company of the Company. China Resources National Corp. is the holding company of CRH. Therefore both China Resources National Corp. and CRH are deemed to have the same interests in the share capital of the Company by virtue of section 8 of the Securities (Disclosure of Interests) Ordinance.

除上述者外，概無人士登記任何須載入根據證券(披露權益)條例第十六條(一)而設立之權益登記冊內之本公司已發行股本權益。

Apart from the foregoing, no person had registered any interest in the issued share capital of the Company which is required to be recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance.

關連交易

一、 於二零零零年十月十二日，本公司與其直屬控股公司華潤集團訂立一項協議，收購華潤集團於 China Resources Petrochems Investments Limited (「CRPIL」)及 Worldbest Resources Limited (「WRL」)之全部權益，以及相關之股東貸款港幣5.05億元，作價約為港幣26.49億元。

總代價是本公司與華潤集團經公平合理磋商後達成的。CRPIL 與 WRL 之唯一資產是石油經銷業務，主要從事(i)運輸、儲存、推廣及出入口石油產品；(ii)在香港及中國內地經銷化學物品；(iii)在香港及中國內地經銷石油氣；及(iv)擁有及經營若干專用作石油經銷業務的油輪及船隻。

總代價以(i)本公司於Finetex International Limited之全部權益支付；該公司之唯一資產是華潤北京置地有限公司(「華潤置地」)661,500,000股普通股，約佔華潤置地已發行股本44.2%，及(ii)本公司於Waterside Holdings Limited之全部權益支付；該公司之唯一資產是勵致825,347,743股普通股，約佔勵致已發行股本54.7%，及(iii)一次付現金港幣7.96億元支付。

是項收購是本公司重組計劃之一部分，藉此鞏固在香港之石油經銷網絡，以及放棄集團核心業務以外之業務。

Connected Transactions

1. On 12th October 2000, the Company entered into an agreement with CRH, its immediate holding company, in relation to the acquisition of CRH's entire interest in China Resources Petrochems Investments Limited ("CRPIL") and Worldbest Resources Limited ("WRL") and a related shareholder's loan of HK$505 million for a total consideration of approximately HK$2,649 million.

   The aggregate consideration was arrived at after arm's length negotiations between the Company and CRH. The sole asset of CRPIL and WRL is the oil distribution operation which is principally engaged in (i) the transportation, storage, marketing, import and export of petroleum products; (ii) distribution of chemicals in Hong Kong and Chinese Mainland; (iii) distribution of liquidified petroleum gas in Hong Kong and Chinese Mainland; and (iv) the ownership and operation of certain tankers and vessels, which are employed exclusively by the oil distribution operation.

   The total consideration was satisfied by (i) the Company's entire interest in Finetex International Limited, the sole asset of which is 661,500,000 ordinary shares in China Resources Beijing Land Limited ("CRBL") representing approximately 44.2% of CRBL's issued share capital; and (ii) the Company's entire interest in Waterside Holdings Limited, the sole asset of which is 825,347,743 ordinary shares in Logic representing approximately 54.7% of Logic's issued share capital; and (iii) a lump sum cash payment of HK$796 million in cash.

   The acquisition is part of the Company's restructuring plan to strengthen its distribution network in the oil distribution operation in Hong Kong as well as to divest itself of businesses which fall outside the future intended business focus.

二、 本公司附屬公司五豐行於二零零零年十月二十三日訂立一項協議，及後於二零零零年十月二十四日訂立補充協議，將其於五豐福成食品有限公司(「五豐福成」)之13.9%股權出售予河北三河福成養牛集團總公司(「福成」)，現金代價為人民幣38,000,000元(約港幣35,500,000元)。該代價由訂約各方經過公平磋商後，並參照五豐福成近年的業務表現及五豐行應佔五豐福成於二零零零年六月三十日之資產淨值而決定。福成是五豐福成之主要股東，在收購前持有五豐福成42.1%股權。於完成時，五豐行於五豐福成之權益將會減至36%，而五豐福成將不再為五豐行之附屬公司。五豐行董事認為，出售權益是五豐行集團一個機會，變現其於五豐福成之部分投資。

三、 於二零零零年十一月三日，五豐行訂立兩項獨立協議，向河南省民權葡萄酒廠出售其在民權五豐葡萄酒有限公司(「民權葡萄酒」)及民權五豐飲品有限公司(「民權飲品」)各自26%之權益，總代價為人民幣16,500,000元(約港幣15,400,000元)。河南省民權葡萄酒廠為民權葡萄酒及民權飲品之主要股東，持有該兩間公司其餘49%權益。代價是參照五豐行分別應佔民權葡萄酒及民權飲品於二零零零年六月三十日之資產淨值而定。出售目的在於變現部份五豐行於非經銷業務之投資，專注於食物經銷業務之發展及拓展。

四、 於二零零零年十一月八日，本公司與華潤集團之全資附屬公司 China Resources Cooling Technology Co., Ltd.(「華潤冷凍」)訂立一項有條件協議，出售在瀋陽華潤三洋壓縮機有限公司(「瀋陽三洋」)及瀋陽盛潤三洋壓縮機有限公司(「瀋陽

2. NFH, a subsidiary of the Company, entered into an agreement on 23rd October 2000 and a supplemental agreement on 24th October 2000 to dispose of its 13.9% equity interest in Ng Fung Fortune Food Company Limited ("NFFC") to 河北三河福成養牛集團總公司 ("Fu Cheng") for a cash consideration of RMB38 million (approximately HK$35.5 million). The consideration was arrived at after arm's length negotiations among the parties thereto and with reference to NFFC's business performance in recent years and NFH's attributable interest in the net asset value of NFFC as at 30th June 2000. Fu Cheng is a substantial shareholder of NFFC holding an equity interest of 42.1% in NFFC prior to this acquisition. Upon completion, NFH's interest in NFFC was reduced to 36% and NFFC ceased to be a subsidiary of NFH. The directors of NFH consider that the disposal represents a good opportunity to NFH Group to realise part of its investment in NFFC.

3. On 3rd November 2000, NFH entered into two exclusive agreements to dispose of its 26% equity interest in each of Minquan Ng Fung Grape Wine Company Limited ("Grape Wine") and Minquan Ng Fung Drink Products Company Limited ("Drink Products") to 河南省民權葡萄酒廠, the substantial shareholder of both Grape Wine and Drink Products, holding to the remaining 49% interest in each of Grape Wine and Drink Products, for an aggregate consideration of RMB16.5 million (approximately HK$15.4 million). The consideration was arrived at with reference to NFH's attributable interest in the net asset value of Grape Wine and Drink Products as at 30th June 2000. The purpose of the disposal was to realize part of NFH's investments in non-distribution businesses and to focus on the development and expansion of its food distribution operation.

4. On 8th November 2000, the Company entered into a conditional agreement with China Resources Cooling Technology Co., Ltd. ("Cooling"), a wholly owned subsidiary of CRH in relation to the respective disposal of its 25.5% equity interests in China Resources (Shenyang) Sanyo Compressor Co., Ltd.("Shenyang Sanyo") and Shenyang Shengrun Sanyo

盛潤」)各自25.5%權益，總代價為33,386,150美元。該代價由本公司與華潤冷凍經過公平磋商後，按一般商業條款釐定。此項目於二零零一年一月完成。

根據華潤集團於二零零零年六月十九日的公佈，將本公司轉型為經銷公司的重組計劃，瀋陽三洋及瀋陽盛潤之業務超出本公司的業務範圍。由於出售條款合理，本公司同意出售在瀋陽三洋及瀋陽盛潤之權益。

五、 年內，若干附屬公司，即CRPIL及其附屬公司、Fresh Concepts International Limited(「FCI」)及其附屬公司、勝暉投資有限公司、五豐行及其附屬公司、百適企業有限公司、沙田冷倉有限公司及中港混凝土有限公司曾與有關連人士進行若干交易。本公司獨立非執行董事已審閱該等交易，並確認：

(甲) 有關交易乃於本集團一般及日常業務範圍內訂立；

(乙) 該等交易乃按一般商業條款及按公平原則訂立，以及(倘適用)按照該等交易所屬協議之條款訂立，或在無該協議下，按不遜於提供予獨立第三者或獨立第三者所提供之條款訂立；

(丙) 訂立該等交易所按條款對本公司股東而言屬公平合理；及

(丁) 各項有關交易之總值並未超逾聯交所所授豁免內所註明各項有關限額。

Compressor Co., Ltd. ("Shenyang Shengrun") for a total consideration of US$33,386,150. The consideration was agreed after arm's length negotiations between the Company and Cooling on normal commercial terms. The disposal was completed in January 2001.

Pursuant to the restructuring plan to transform the Company into a premier distribution company announced by CRH on 19th June 2000, the business of Shenyang Sanyo and Shenyang Shengrun fell outside the scope of business of the Company. In view of the reasonable terms of the disposal, the Company agreed to divest its interest in Shenyang Sanyo and Shenyang Shengrun.

5. During the year, certain subsidiaries, namely CRPIL and its subsidiaries, Fresh Concepts International Limited ("FCI") and its subsidiaries, Harvest Fair Investment Limited, NFH and its subsidiaries, Pak Sik Enterpises Limited, Sha Tin Cold Storage Limited and Redland Concrete Limited conducted certain transactions with connected parties. The independent non-executive directors of the Company have reviewed these transactions and confirmed that:

(a) the transactions have been entered into in the ordinary and usual course of business of the Group;

(b) the transactions have been entered into on normal commercial terms, and on arm's length basis and, where applicable, in accordance with the terms of the agreements governing such transactions or, where there is no such agreement, on terms no less favourable than terms available to or from independent third parties;

(c) the transactions have been entered into on terms that are fair and reasonable so far as shareholders of the Company are concerned; and

(d) the aggregate value of the respective transactions do not exceed the respective maximum amounts as specified in the waivers granted by the Stock Exchange.

此等交易之詳情茲概述如下：

Details of these transactions are summarised as follows:

		港幣千元 HK$'000
中港及附屬公司 *(附註1)*	Redland and subsidiaries *(note 1)*	
與若干中港董事為控股股東之公司進行之交易：	Transactions with companies of which certain directors of Redland are controlling shareholders:	
— 原料採購	— Purchase of raw materials	149,059
向母公司集團之附屬公司銷售混凝土	Sales of concrete to a fellow subsidiary	41,917
百適及沙田冷倉 *(附註1)*	PS & STCS *(note 1)*	
向下列公司提供倉貯服務	Provision for godown and storage services to	
— 母公司集團之附屬公司	— Fellow subsidiaries	2,344
五豐行及附屬公司	NFH and subsidiaries	
向中國水產銷售食品 *(附註2)*	Sales of foodstuffs to CNFC *(note 2)*	135,221
向下列公司採購食品	Purchases of foodstuffs from	
— 指定供應商 *(附註3)*	— Designated suppliers *(note 3)*	
— 定額產品	— Quota products	380,198
— 非定額產品	— Non-quota products	18,687
— 母公司集團之附屬公司	— Fellow subsidiaries	4,651
— 中國水產	— CNFC	1,123
向中國水產採購捕撈物品、設備及船隻之淨採購額	Net purchases of fishing supplies, equipment and vessels from CNFC	24,553
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	10,995
向中國水產支付工資	Wages paid to CNFC	79,708
勝暉 *(附註4)*	Harvest Fair *(note 4)*	
一家母公司集團之附屬公司提供建築服務	Provision of construction services from a fellow subsidiary	677,614
FCI 及附屬公司	FCI and subsidiaries	
向母公司集團之附屬公司購買毛巾、床鋪用品及針織衣服	Purchase of towers, bedding accessories and knitwear from fellow subsidiaries	10,781
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to fellow subsidiaries	31,810

		港幣千元 HK$'000
CRPIL 及其附屬公司	**CRPIL and subsidiaries**	
應付控股公司及母公司集團之附屬公司之儲油服務費	Tank storage service fees payable to a holding company and a fellow subsidiary	11,800
應收控股公司及母公司集團之附屬公司之儲油設施管理費	Storage facilities management fees receivable from a holding company and a fellow subsidiary	1,666
向母公司集團之附屬公司支付營業租約款項及空調費用	Operating lease payments and air-conditioning charges to a fellow subsidiary	501

附註：

1. 中港混凝土有限公司（「中港」）、百適企業有限公司及沙田冷倉有限公司（「百適及沙田冷倉」）為本公司之全資附屬公司。

2. 中國水產總公司（「中國水產」）為擁有五豐行之附屬公司中國國際漁業公司49%少數權益之股東。

3. 此等供應商由對外貿易經濟合作部指定。彼等為本公司若干間非全資合營附屬公司之主要股東。

4. 勝暉投資有限公司（「勝暉」）為本公司之非全資附屬公司，有關服務乃按照建築合約之條款提供。

Notes:

1. Redland Concrete Limited ("Redland"), Pak Sik Enterprises Limited and Sha Tin Cold Storage Company Limited ("PS & STCS") are wholly owned subsidiaries of the Company.

2. CNFC International Fisheries Corp ("CNFC") is a 49% minority shareholder of China International Fisheries Corp., a subsidiary of NFH.

3. These suppliers are designated by The Ministry of Foreign Trade and Economic Co-operation and they are substantial shareholders of certain non-wholly owned subsidiaries of the Company.

4. Harvest Fair Investment Limited ("Harvest Fair") is a non-wholly owned subsidiary of the Company and the services were carried out in accordance with the terms of the construction contracts.

附屬公司及聯營公司

於二零零零年十二月三十一日，各附屬公司及聯營公司之詳細資料刊載於第八十六頁至第九十六頁。

Subsidiaries and Associates

Particulars regarding the subsidiaries and associates as at 31st December 2000 are set out on pages 86 to 96.

本公司及附屬公司之證券交易

於截至二零零零年十二月三十一日止年度內，本公司及其母公司集團之附屬公司根據各自的購股權計劃發行及授出購股權，發行、授出及行使之詳情如下：

一 本公司

根據本公司購股權計劃發行、授出及行使購股權詳情載於財務報告附註二十六（乙）。

Transactions in Securities of the Company and Subsidiaries

During the year ended 31st December 2000, the Company and its following subsidiaries issued and granted options under their respective share option schemes and particulars of issue, grant and exercise are as follows:

1. The Company

   The particulars of issue, grant and exercise of options under the share option scheme of the Company are set out in note 26(b) to the financial statements.

二 五豐行

2. NFH

授出日期 Date of grant	行使價 港幣 Exercise price HK$	購股權數目 Number of share options 於本年度 授出 granted during the year	於本年度 行使 exercised during the year	於本年度 撤銷 revoked during the year (附註) (Note)	於二零零零年 十二月 三十一日 尚未行使 outstanding at 31/12/2000
13/11/1995	2.624	—	1,070,000	2,346,000	—
28/10/1996	3.680	—	1,138,000	7,626,000	—
10/12/1996	4.800	—	—	1,100,000	—
02/01/1997	5.280	—	—	4,820,000	—
31/10/1997	5.184	—	—	6,590,000	—
04/09/1998	3.272	—	530,000	3,680,000	—
15/09/1998	4.104	—	—	480,000	—
11/06/1999	4.784	—	—	3,600,000	—
29/09/2000	2.832	12,000,000	40,000	11,960,000	—

附註：於二零零零年十一月二十日，五豐行董事局議決即時將五豐行根據其購股權計劃授出之所有尚未行使購股權撤銷。

Note: On 20th November 2000, the board of directors of NFH resolved that all outstanding share options of NFH granted under its share option scheme be revoked with immediate effect.

三 勵致

3. Logic

授出日期 Date of grant	行使價 港幣 Exercise price HK$	購股權數目 Number of share options 於期間 授出 granted during the period (附註) (Note)	於期間 行使 exercised during the period
21/09/2000	0.59	38,000,000	—

附註：勵致在二零零零年四月三十日至二零零零年十一月十七日期間為本公司之附屬公司，其後成為本公司之母公司集團之附屬公司。

Note: Logic was a subsidiary of the Company between 30th April 2000 and 17th November 2000, thereafter it became a fellow subsidiary of the Company.

本公司或其附屬公司於本年內並無購回、出售或贖回本公司之上市證券。

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

董事局報告

Report of the Directors

最佳應用守則

除了非執行董事並無指定委任任期而需輪值退任外，本公司在本年度內一直遵守聯交所證券上市規則附錄十四所載之最佳應用守則。

Code of Best Practice

The Company has complied throughout the year with Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange except that non-executive directors have no set term of office but retire from office on a rotational basis.

主要客户及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客户應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

Major Customers and Suppliers

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

五年財務資料摘要

本集團過往五個財政年度之業績及資產負債摘要刊載於第一零七頁。

Five Year Financial Summary

A summary of the Group's result and its assets and liabilities for the past five financial years is set out on page 107.

核數師

德勤•關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

Auditors

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事局命
主席
寧高寧

香港，二零零一年四月十一日

On behalf of the Board
Ning Gaoning
Chairman

Hong Kong, 11th April 2001

核數師報告
Report of the Auditors

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致華潤創業有限公司全體股東

(於香港註冊成立之有限公司)

本核數師行已完成審核載於第三十九頁至第九十六頁按照香港普通採納之會計原則編製之財務報告。

董事及核數師之個別責任

公司條例規定董事須編製真實與公平之財務報告。在編製該等財務報告時，董事必須選擇及貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告內所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時作出之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況、及是否貫徹應用並足夠地披露該等會計政策。

TO THE SHAREHOLDERS OF CHINA RESOURCES ENTERPRISE, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 39 to 96 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group consistently applied and adequately disclosed.

核數師報告

Report of the Auditors

本行策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本行認為上述財務報告均真實與公平地反映 貴公司及 貴集團於二零零零年十二月三十一日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照公司條例妥善編製。

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

德勤。關黃陳方會計師行
執業會計師

香港，二零零一年四月十一日

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 11th April 2001

綜合損益表
Consolidated Profit and Loss Account

截至二零零零年十二月三十一日止年度
For the year ended 31st December 2000

		附註 Notes	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
營業額	Turnover	3	16,810,248	12,902,299
銷售成本	Cost of sales		(12,616,959)	(9,197,995)
毛利	Gross profit		4,193,289	3,704,304
其他收益	Other revenue	4	726,774	487,473
銷售及分銷費用	Selling and distribution expenses		(1,337,533)	(966,234)
一般及行政費用	General and administrative expenses		(1,085,521)	(734,439)
經營溢利	Profit from operations		2,497,009	2,491,104
財務成本	Finance costs	5	(391,550)	(389,785)
應佔聯營公司業績	Share of results of associates		611,698	490,493
除稅前溢利	Profit before taxation	6	2,717,157	2,591,812
稅項	Taxation	10	(262,811)	(275,706)
除稅後溢利	Profit after taxation		2,454,346	2,316,106
少數股東權益	Minority interests		(797,613)	(873,267)
股東應佔溢利	Profit attributable to shareholders	11	1,656,733	1,442,839
股息	Dividends	12	(417,572)	(290,863)
本年度保留溢利	Profit for the year retained		1,239,161	1,151,976
每股盈利	Earnings per share	13		
基本	Basic		HK$0.83	HK$0.79
攤薄	Diluted		HK$0.83	HK$0.79

綜合資產負債表
Consolidated Balance Sheet

於二零零零年十二月三十一日
At 31st December 2000

		附註 Notes	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
				(重列) (Restated)
非流動資產	Non-current assets			
固定資產	Fixed assets	14	9,890,833	8,000,054
無形資產	Intangible assets	15	164,990	133,734
於聯營公司之權益	Interests in associates	17	3,296,923	4,362,339
其他投資	Other investments	18	81,682	14,489
預付款項	Prepayments	19	410,400	—
			13,844,828	12,510,616
流動資產	Current assets			
存貨	Stocks	20	1,751,233	3,041,765
貿易及其他應收款項	Trade and other receivables	21	2,262,002	1,487,895
可退回稅項	Taxation recoverable		34,857	11,298
現金寄存律師專用户口	Stakeholder accounts		512,754	45,346
已質押銀行存款	Pledged bank deposits		142,100	34,158
現金及銀行結存	Cash and bank balances		6,853,916	6,044,111
			11,556,862	10,664,573
流動負債	Current liabilities			
貿易及其他應付款項	Trade and other payables	22	(5,272,605)	(3,561,558)
短期貸款	Short term loans	23	(1,971,758)	(689,532)
應付稅項	Taxation payable		(65,778)	(43,234)
			(7,310,141)	(4,294,324)
流動資產淨值	Net current assets		4,246,721	6,370,249
總資產減流動負債	Total assets less current liabilities		18,091,549	18,880,865
非流動負債	Non-current liabilities			
長期負債	Long term liabilities	24	(4,706,605)	(4,163,049)
遞延稅項	Deferred taxation	25	(34,655)	(19,497)
			13,350,289	14,698,319
少數股東權益	Minority interests		(2,889,160)	(3,905,492)
			10,461,129	10,792,827
資本及儲備	Capital and reserves			
股本	Share capital	26	1,988,785	1,983,734
儲備	Reserves	27	8,472,344	8,809,093
			10,461,129	10,792,827

寧高寧 Ning Gaoning
董事 Director

陳普芬 Chan Po Fun, Peter
董事 Director

資產負債表
Balance Sheet

於二零零零年十二月三十一日
At 31st December 2000

		附註 Notes	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
非流動資產	Non-current assets			
固定資產	Fixed assets	14	53,243	53,481
於附屬公司之權益	Interests in subsidiaries	16	12,053,779	11,349,214
於聯營公司之權益	Interests in associates	17	2,173,904	2,115,002
			14,280,926	13,517,697
流動資產	Current assets			
存貨	Stocks	20	3,000	4,500
貿易及其他應收款項	Trade and other receivables	21	841,253	286,326
現金及銀行結存	Cash and bank balances		266,537	1,759,012
			1,110,790	2,049,838
流動負債	Current liabilities			
貿易及其他應付款項	Trade and other payables	22	(386,118)	(1,420,359)
短期貸款	Short term loans	23	(585,000)	(155,400)
應付税項	Taxation payable		(7,517)	(10,890)
			(978,635)	(1,586,649)
流動資產淨值	Net current assets		132,155	463,189
總資產減流動負債	Total assets less current liabilities		14,413,081	13,980,886
非流動負債	Non-current liabilities			
長期負債	Long term liabilities	24	—	(2,136,750)
			14,413,081	11,844,136
資本及儲備	Capital and reserves			
股本	Share capital	26	1,988,785	1,983,734
儲備	Reserves	27	12,424,296	9,860,402
			14,413,081	11,844,136

寧高寧 Ning Gaoning
董事 Director

陳普芬 Chan Po Fun, Peter
董事 Director

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零零年十二月三十一日止年度
For the year ended 31st December 2000

		附註 Notes	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
經營業務之現金流入淨額	Net cash inflow from operating activities	28A	3,815,600	3,736,240
投資回報及融資費用	Returns on investments and servicing of finance			
已收其他投資股息	Dividends received from other investments		1,682	5,228
已收聯營公司股息	Dividends received from associates		586,870	687,858
已付股息	Dividends paid		(297,790)	(268,256)
已付附屬公司少數股東股息	Dividends paid to minority shareholders of subsidiaries		(1,192,181)	(1,342,447)
已付融資租約之利息	Interest on finance leases paid		(5,320)	(10,228)
已收利息	Interest received		425,920	385,689
已付利息	Interest paid		(378,757)	(415,517)
投資回報及融資費用之現金流出淨額	Net cash outflow from returns on investments and servicing of finance		(859,576)	(957,673)
稅項	Taxation			
已付香港利得稅	Hong Kong profits tax paid		(166,194)	(570,633)
已付中國內地所得稅	Chinese Mainland income tax paid		(33,615)	(23,776)
已付海外利得稅	Overseas profits tax paid		(532)	(218)
已付稅項	Tax paid		(200,341)	(594,627)
投資活動	Investing activities			
購入固定資產	Purchase of fixed assets		(1,063,670)	(439,681)
銀行存款質押作為三個月以上到期之短期銀行貸款之抵押	Bank deposits pledged for short term bank loans with maturity over 3 months		(107,942)	(34,158)
添置無形資產	Additions of intangible assets		—	(445)
出售附屬公司	Disposal of subsidiaries	28B	(192,619)	(2,378)
收購附屬公司(減除收購所得之現金及現金等值)	Acquisition of subsidiaries (net of cash and cash equivalents acquired)	28C	(505,095)	(785,645)
增購附屬公司權益	Purchase of additional interests in subsidiaries		(1,649,271)	(247,289)
收購及墊款予聯營公司	Purchase of and advances to associates		2,530	(48,445)
購入其他投資	Purchase of other investments		(6,789)	—
出售其他投資所得款項	Proceeds from disposal of other investments		—	10,605
出售固定資產所得款項	Proceeds from disposal of fixed assets		86,114	44,210
投資活動之現金流出淨額	Net cash outflow from investing activities		(3,436,742)	(1,503,226)

		附註 Notes	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
融資前之現金(流出)流入淨額	Net cash (outflow) inflow before financing		(681,059)	680,714
融資	Financing	28D		
發行普通股本減費用	Issue of ordinary share capital less expenses		12,812	1,865,636
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings		3,934,592	1,115,587
償還貸款	Repayment of loans		(2,664,107)	(1,884,524)
融資租賃付款之資本部份	Capital element of finance lease rental payments		(8,389)	(25,295)
少數股東權益	Minority interests		213,491	167,182
融資之現金流入淨額	Net cash inflow from financing		1,488,399	1,238,586
現金及現金等值增加	Increase in cash and cash equivalents		807,340	1,919,300
於一月一日之現金及現金等值	Cash and cash equivalents at 1st January		6,040,936	4,121,636
於十二月三十一日之現金及現金等值	Cash and cash equivalents at 31st December		6,848,276	6,040,936
現金及現金等值結餘之分析	Analysis of the balances of cash and cash equivalents			
現金及銀行結存	Cash and bank balances		6,853,916	6,044,111
短期銀行貸款及透支	Short term bank loans and overdrafts		(5,640)	(3,175)
			6,848,276	6,040,936

綜合確認收益及虧損表
Consolidated Statement of Recognised Gains and Losses

截至二零零零年十二月三十一日止年度
For the year ended 31st December 2000

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000 (重列) (Restated)
物業重估變動	Changes on revaluation of properties		
— 年內出現之盈餘(虧絀)	— surplus (deficit) arising during the year	34,280	(108,396)
— 應佔聯營公司虧絀	— share of deficit of associates	—	(11,012)
折算貨幣差額	Currency transaction differences		
— 年內出現差額	— amount arising during the year	31	1,451
— 出售附屬公司及聯營公司	— disposal of subsidiaries and associates	(14,263)	(6)
未於綜合損益表內確認之收益(虧損)淨額	Net gains (losses) not recognised in the consolidated profit and loss account	20,048	(117,963)
股東應佔溢利	Profit attributable to shareholders	1,656,733	1,442,839
確認收益總額	Total net recognised gains	1,676,781	1,324,876
收購產生之(商譽)資本儲備淨額	Net (goodwill) capital reserve on acquisition	(1,784,854)	676,562
因出售附屬公司及聯營公司而調撥之商譽	Goodwill released upon disposal of subsidiaries and associates	161,652	11,281
		53,579	2,012,719
處理收購聯營公司產生溢價之會計政策轉變之影響	Effect of change in accounting policy on treatment of premium of associates on acquisition		
— 一月一日資本儲備減少	— decrease in capital reserve at 1st January		(3,251,943)

財務報告附註
Notes to the Financial Statements

一 一般事項

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。董事認為於二零零零年十二月三十一日的最終控股公司是一間於中國內地成立的公司—中國華潤總公司。

本公司之主要業務是物業投資及投資控股，其主要附屬公司及聯營公司之業務載於第八十六頁至第九十六頁。

二 主要會計政策

除下文特別指明外，財務報告乃根據過往成本慣例編製。

財務報告乃遵照於截至二零零零年十二月三十一日止年度所有適用的香港會計實務準則(「會計實務準則」)而編製。本集團採納的主要會計政策概述如下。

甲 綜合基準

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司截至二零零零年十二月三十一日止年度之財務報告，且亦按下文附註二丙所載基準將本集團於聯營公司之權益一併納入。於本年內收購或出售之附屬公司及聯營公司之業績乃由其實際收購日期起至二零零零年十二月三十一日或截至出售日期止(視情況而定)納入計算。收購附屬公司和聯營公司時所產生之商譽或溢價在產生之年度內於儲備中撇銷。

1 GENERAL

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31st December 2000 to be China Resources National Corp., a company established in Chinese Mainland.

The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and associates are shown on pages 86 to 96.

2 PRINCIPAL ACCOUNTING POLICIES

Save as specified in the following, the financial statements have been prepared under the historical cost convention.

The financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAPs") applicable for the year ended 31st December 2000. A summary of principal accounting policies adopted by the Group is set below.

A Basis of consolidation

The consolidated financial statements of the Group include the financial statements for the year ended 31st December 2000 of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in associates on the basis set out in note 2C below. The results of subsidiaries and associates acquired or disposed of during the year are included as from their effective dates of acquisition to 31st December 2000 or up to the dates of disposal, as appropriate. Goodwill or premium paid on acquisition of subsidiaries and associates is eliminated against reserves in the year in which it arises.

財務報告附註　Notes to the Financial Statements

二　主要會計政策（續）

乙　附屬公司之投資

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或控制其董事局組成之公司。附屬公司之投資乃按成本值減降值準備後於本公司資產負債表列賬。本公司以已收及應收股息計算附屬公司之業績。

丙　聯營公司

聯營公司乃指附屬公司以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司資產淨值入賬。收購聯營公司權益時產生之溢價於收購時立即在儲備撇銷，是會計政策上一項轉變。根據本集團過往採納之會計政策，收購聯營公司產生之溢價是於資產負債表內撥作資本，及就任何減值虧損作出撥備。收購聯營公司權益所付溢價所依據之會計政策之轉變，令其於處理收購附屬公司所付溢價之方法一致。

是項改變之影響是本集團於一九九八年及一九九九年十二月三十一日之資本儲備減少約港幣32.5億元，但不會影響本年度或前年度之損益表。比較資料已經重列，以反映是項會計政策之改變。

於本公司之資產負債表內，聯營公司之投資乃按成本減任何減值虧損列賬。

2　PRINCIPAL ACCOUNTING POLICIES (continued)

B　Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C　Associates

An associate is an enterprise, not being a subsidiary, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. In the consolidated balance sheet, interest in associates is stated at the Group's share of net assets of the associates. Any premium arising on the acquisition of the interest in associates is written off against reserves immediately on acquisition. This represents a change in accounting policy. Under the accounting policy previously adopted by the Group, premium arising on acquisition of interest in associates was capitalised on the balance sheet with provision being made for any impairment loss. This change in accounting policy in respect of premium paid on acquisition of interest in associates leads to the conformity with the treatment adopted for premium paid on acquisition of interest in subsidiaries.

The effect of this change is to decrease the Group's capital reserve as at 31st December 1998 and 1999 of approximately HK$3,250 million and there is no effect on the profit and loss account in current or prior year. Comparative information has been restated to reflect this change in accounting policy.

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss.

二 主要會計政策(續)

丁 其他投資

其他投資乃指於債務和股本證券之投資,惟純粹持有作收回墊款之用途或持有作於附屬公司、聯營公司或合營企業投資之用途者除外。

其他持有至到期之債務證券投資乃按攤銷後成本於資產負債表列賬。攤銷後成本乃指成本加減購入價及到期款額之差額之累積攤銷。

其他以確定長期持有之證券投資乃按成本計算,並扣除任何耗蝕損失(暫時耗蝕損失者除外)。

其他投資(持有至到期之債務證券或以確定長期持有之證券投資除外)以公允價值計算,並連同其未變現損益包括於損益表內。

戊 固定資產

(甲) 投資物業

投資物業乃建築工程經已完成並因其投資潛力而持有之土地及樓宇權益,任何租金收入乃按公平原則磋商釐定。該等物業乃以每年之專業估值所得之公開市值列賬。

2 PRINCIPAL ACCOUNTING POLICIES (continued)

D Other investments

Other investments are investments in debt and equity securities, except those held either solely for the purpose of recovering advances or, as investments in subsidiaries, associates or joint ventures.

Other investments which are debt securities held-to-maturity are stated at amortised cost in the balance sheet. Amortised cost is cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount.

Other investments which are held for an identified long-term purpose are measured at cost as reduced by any impairment loss that is other than temporary.

Other investments which are neither debt securities held-to-maturity nor securities held for an identified long-term purpose are measured at fair value, with unrealised gains or losses included in the profit and loss account.

E Fixed assets

(a) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are stated at their open market value on the basis of an annual professional valuation.

二　主要會計政策(續)

戊　固定資產(續)

(甲) 投資物業(續)

估值最少每隔三年由獨立估值師進行一次，而其間年份，每年則由本集團具專業資格之行政人員進行評估。投資物業價值之變動乃撥作物業重估儲備之變動處理。倘此項儲備之總額不足以抵銷整個投資物業組合之虧絀，則不足之數自損益表中扣除。倘虧絀已於過往損益表中扣除，但其後出現重估盈餘時，則應將已扣除之虧絀部份從此項盈餘中撥入損益表內。在出售重估投資物業時，有關之重估盈餘則轉入損益表內。

本公司概無為以未屆滿年期超過二十年之租約持有之投資物業作折舊準備。

(乙) 在建工程

用作生產、租用或行政用途或尚未決定用途之在建物業、廠房及設備均以成本值列賬。成本包括所有建築支出、專業費用、撥充資本之借貸成本以及該項目之其他有關直接費用。

在工程竣工前和建築成本轉入有關之固定資產之類別前，本公司概不會為在建工程作任何折舊準備。

2　PRINCIPAL ACCOUNTING POLICIES (continued)

E　Fixed assets (continued)

(a) Investment properties (continued)

The valuations are carried out at intervals of not more than three years by independent valuers and in each of the intervening years, valuations are undertaken by professionally qualified executives of the Group. Changes in the value of investment properties are dealt with as movements in the property valuation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. Upon sale of a revalued investment property, the revaluation surplus is transferred to the profit and loss account.

No depreciation is provided on investment properties which are held on leases with an unexpired term of more than 20 years.

(b) Construction in progress

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the respective category of fixed assets.

二 主要會計政策(續)

戊 固定資產(續)

(丙) 其他固定資產

投資物業及在建工程以外之固定資產按成本值減折舊列賬。

其他固定資產之折舊乃按其估計可用年限,以直線法撇銷資產成本撥備。所採用之年期如下:

2 PRINCIPAL ACCOUNTING POLICIES (continued)

E Fixed assets (continued)

(c) Other fixed assets

Fixed assets other than investment properties and construction in progress are stated at cost less depreciation.

Depreciation of other fixed assets is provided to write off the cost of the assets using the straight line method over their estimated useful lives. The estimated useful lives are as follows:

土地 Land	按剩餘租賃期撇銷 Over the unexpired term of lease
樓宇 Buildings	20至50年 20 to 50 years
租賃物業裝修 Leasehold improvements	按3至10年或按剩餘租賃年期兩者中較短者 3 to 10 years or over the unexpired term of lease, whichever is shorter
船隻 Vessels	5至15年 5 to 15 years
冷倉設備 Cold storage facilities	10年 10 years
機器設備 Plant and machinery	5至25年 5 to 25 years
傢俬及設備 Furniture and equipment	3至10年 3 to 10 years
汽車 Motor vehicles	3至8年 3 to 8 years

己 租賃資產

根據本集團享有回報及自負風險之財務租賃及租購合約而購買之資產,視作自置資產入賬,及將相等於成本值之數額列作固定資產及長期負債,並按本集團折舊政策折舊。付予出租人之款項包括本金及利息,而利息則在損益表中扣除。其他所有租賃均視作營業租約入賬,營業租約應付及應收之租金乃以直線法按個別租約期入賬。

F Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as a long term liability. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to the profit and loss account. All other leases are accounted for as operating leases and the rental payable and receivable under operating leases are accounted for on a straight line basis over the periods of the respective leases.

二 主要會計政策（續） 2 PRINCIPAL ACCOUNTING POLICIES (continued)

庚 無形資產

無形資產乃以成本值列賬，並以直線法按下列年期攤銷：

G Intangible assets

Intangible assets are stated at cost and are amortised on the straight line method over the following periods:

商標 Brand names	10至30年 10 to 30 years
發展成本 Development costs	5至15年 5 to 15 years

辛 物業存貨

物業存貨包括待售發展中物業及待售物業。

發展中物業按土地成本及發展開支入賬。發展開支包括建築成本、撥作資本之利息及有關借貸成本，加上直至結算日之應佔溢利，再扣除已收之進度款項及可預見虧損。

預售發展中物業所得之溢利於發展期間確認。按此基準，於會計期間確認預售物業溢利，乃參照計至結算日所產生之發展成本佔完成時總估計發展成本之比例，並就或然事項作出適當準備而計算。

持作出售之物業以成本及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

H Stock of properties

Stock of properties includes properties under development for sale and properties held for sale.

Properties under development comprise the land cost together with development expenditure, which includes construction costs, capitalised interest and ancillary borrowing costs, plus attributable profits taken to date, less progress payments received and foreseeable losses.

Profit on pre-sale of properties under development is recognised over the course of the development. On this basis, profit recognised on properties pre-sold during an accounting period is calculated by reference to the proportion of development costs incurred up to the accounting date to total estimated development costs to completion, with due allowance for contingencies.

Property held for sale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

二 主要會計政策(續)

壬 其他存貨

其他存貨包括原料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值或可變現淨值兩者中之較低者列賬。成本乃按加權平均法釐定。在製品及製成品之成本包括直接原料、直接勞工成本及適當攤分之生產費用。可變現淨值乃按估計淨銷售價減所有其他之生產成本及有關市場推廣、銷售及分銷之成本而釐定。

癸 收益確認

於發展完成前預售發展中物業所得之收入，乃參照截至結算日止所產生之發展成本所佔截至完成為止之估計總發展成本之比例，於各項買賣協議簽署起至發展完成止之期間確認。

其他銷售於貨物付運及服務提供後確認，而利息收入則在其債權發生時在損益表中確認。

子 借貸成本

借貸成本乃按應計基準入賬，並於產生年度在損益表中扣除，惟固定資產及發展中物業之有關融資成本則撥充資本作為該項資產成本之部份，直至當該項資產作其擬定用途或出售之一切所需活動大部份完成為止。

為安排銀團貸款備用額和債務證券而支付的費用為遞延費用，以直線法於貸款期間內攤銷。

2 PRINCIPAL ACCOUNTING POLICIES (continued)

I Other stocks

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value. Cost is determined on the weighted average method. Cost of work-in-progress and finished goods comprises direct materials, direct labour and an appropriate proportion of production overheads. Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

J Recognition of revenue

Income from pre-sale of properties under development prior to completion of the development is recognised over the period from execution of the respective sale and purchase agreements to the completion of development by reference to the proportion of development costs incurred up to the balance sheet date to total estimated development costs to completion.

Other sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

K Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the profit and loss account in the year incurred, except for costs related to funding of fixed assets and properties under development which are capitalised as part of the cost of that asset up to the date when substantially all the activities necessary to prepare the asset for its intended use or sale are completed.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

二 主要會計政策（續）

丑 遞延稅項

遞延稅項乃就稅務上計算之溢利與財務報告中所示溢利間之時差，以負債法撥備，惟撥備只限於預期在可見將來變現之負債或資產。

寅 外滙

港元以外之貨幣交易乃按照成交當日之滙率折算。以各種貨幣列值之貨幣性資產及負債則按結算日之滙率折算。滙兌差額乃列入釐定經營溢利之賬項中。

附屬公司及聯營公司以港元以外貨幣申報之財務報告乃按結算日之滙率折算為港元。滙兌差額乃作為儲備之變動處理。

2 PRINCIPAL ACCOUNTING POLICIES (continued)

L Deferred taxation

Deferred taxation is accounted for using the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or asset is expected to be crystallised in the foreseeable future.

M Foreign exchange

Transactions in currencies other than Hong Kong dollars are converted at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in such currencies are translated at the rates of exchange ruling on the balance sheet date. Exchange differences are included in the determination of operating profit.

The financial statements of subsidiaries and associates reported in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. Exchange differences are dealt with as movements in reserves.

三 營業額 3 TURNOVER

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
營業額指本公司及其附屬公司對客户之銷售，包括來自下列項目之收入：	Turnover represents sales by the Company and its subsidiaries to customers and comprises revenue from:		
出售物業	Sales of properties	2,819,564	3,097,764
出售其他貨品	Sales of other goods	13,266,967	9,314,940
租金收入	Rental income	152,951	50,560
提供服務及其他收入	Rendering of services and others	570,766	439,035
		16,810,248	12,902,299
按主要業務及地區作出之營業額分析如下：	The analysis of turnover by principal activity and geographical location is set out below:		
按業務劃分：	By activity:		
物業	Property	2,990,510	3,154,069
食品及飲品	Food and beverages	9,332,365	8,252,910
基建及其他	Infrastructure and others	4,487,373	1,495,320
		16,810,248	12,902,299
按地區劃分：	By geographical location:		
香港	Hong Kong	11,999,000	9,251,362
中國內地	Chinese Mainland	4,162,394	2,914,968
海外	Overseas	648,854	735,969
		16,810,248	12,902,299

四　其他收益　4 OTHER REVENUE

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
其他收益包括下列各項：	Other revenue includes the following:		
來自其他非上市投資之股息	Dividend from other unlisted investments	1,682	5,228
利息收入	Interest income	410,071	398,944
視為出售聯營公司所得溢利	Profit on deemed disposal of associates	172,545	—
出售附屬公司所得溢利	Profit on disposal of subsidiaries	1,699	1,992

五　財務成本　5 FINANCE COSTS

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
融資租約利息	Interest on finance leases	5,320	10,228
銀行貸款及其他貸款利息	Interest on bank loans and other loans		
須於五年內悉數償還	Wholly repayable within five years	369,510	350,483
毋須於五年內悉數償還	Not wholly repayable within five years	—	8,093
融資支出	Financing charges	21,528	22,562
		396,358	391,366
減：撥充資本款項	Less: Amounts capitalised	(4,808)	(1,581)
		391,550	389,785

六 除稅前溢利 6 PROFIT BEFORE TAXATION

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
除稅前溢利已扣除：	Profit before taxation has been arrived at after charging:		
核數師酬金	Auditors' remuneration	8,240	6,195
員工成本（包括董事酬金）	Staff costs (including directors' emoluments)	1,012,664	763,875
無形資產攤銷	Amortisation of intangible assets	10,472	8,331
折舊	Depreciation		
— 自置資產	— Owned assets	388,690	300,158
— 按融資租約持有之資產	— Assets held under finance leases	6,934	12,266
營業租約費用	Operating leases charges	312,527	171,520
並已計入：	And after crediting:		
租金收入總額	Gross rental income	152,951	50,560
減：有關支出	Less: Related out-goings	(13,605)	(6,948)
租金收入淨額	Net rental income	139,346	43,612
應佔聯營公司溢利減虧損	Share of profits less losses of associates		
上市	Listed	168,738	30,927
非上市	Unlisted	442,960	459,566
按主要業務及地區作出之除稅前溢利分析如下：	The analysis of profit before taxation by principal activity and geographical location is set out below:		
按業務劃分：	By activity:		
物業	Property	1,078,449	1,200,184
食品及飲品	Food and beverages	1,010,848	937,604
基建及其他	Infrastructure and others	761,607	630,825
		2,850,904	2,768,613
公司利息及費用淨額	Net corporate interest and expenses	(133,747)	(176,801)
		2,717,157	2,591,812
按地區劃分：	By geographical location:		
香港	Hong Kong	2,268,216	2,271,413
中國內地	Chinese Mainland	426,931	217,902
海外	Overseas	22,010	102,497
		2,717,157	2,591,812

七 董事酬金 7 DIRECTORS' EMOLUMENTS

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
袍金	Fees	858	728
基本薪金及津貼	Basic salaries and allowances	13,312	10,681
公積金供款	Provident fund contributions	1,354	1,001
已付花紅	Bonus paid	5,109	12,544
行使購股權得益	Benefit from share options exercised	—	4,246
		20,633	29,200

全體董事之酬金總額介乎下列幅度：

The total emoluments of all directors were within the following bands:

		董事人數 No. of directors	
港元	HK$	二零零零年 2000	一九九九年 1999
無－1,000,000	Nil–1,000,000	7	7
1,000,001－1,500,000	1,000,001–1,500,000	1	—
1,500,001－2,000,000	1,500,001–2,000,000	3	—
2,000,001－2,500,000	2,000,001–2,500,000	4	—
3,000,001－3,500,000	3,000,001–3,500,000	1	2
4,000,001－4,500,000	4,000,001–4,500,000	—	1
4,500,001－5,000,000	4,500,001–5,000,000	—	1
5,000,001－5,500,000	5,000,001–5,500,000	—	1
6,000,001－6,500,000	6,000,001–6,500,000	—	1

上文所列支付予獨立非執行董事之董事袍金共達港幣300,000元（一九九九年：港幣150,000元）。

The directors' fees paid to independent non-executive directors included in above amounted to HK$300,000 (1999: HK$150,000).

八 五位最高薪僱員

年內五位最高薪僱員包括三位(一九九九年：三位)董事，詳情已載於上文附註七。其他兩名(一九九九年：兩名)最高收入僱員所獲支付之酬金詳情如下：

8 FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (1999: three) directors, details of whose remunerations are set out in note 7 above. The details of the remuneration paid to the other two (1999: two) highest paid employees are as follows:

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
基本薪金及津貼	Basic salaries and allowances	3,934	2,446
公積金供款	Provident fund contributions	340	340
已付花紅	Bonus paid	7,897	8,924
		12,171	11,710

其他兩名最高薪僱員之薪酬總額介乎下列幅度：

The total emoluments of these two highest paid individuals were within the following bands:

		人數 No. of persons	
港元	HK$	二零零零年 2000	一九九九年 1999
5,000,001－5,500,000	5,000,001–5,500,000	—	1
5,500,001－6,000,000	5,500,001–6,000,000	1	—
6,000,001－6,500,000	6,000,001–6,500,000	1	1

九 職員公積金

9 STAFF PROVIDENT FUND

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
本集團對職員公積金之供款總額	Group contribution to staff provident fund	28,180	17,055
已動用之沒收供款	Forfeited contributions utilised	(4,850)	(1,488)
計入損益表之款項	Amount charged to profit and loss account	23,330	15,567
尚未動用之沒收供款	Un-utilised forfeited contributions	2,481	3,230

九 職員公積金(續)

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該計劃之資產乃與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百份比計算，而離職員工無權享有福利之任何沒收供款則用以減低本集團之供款。

9 STAFF PROVIDENT FUND (continued)

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

十 稅項

10 TAXATION

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
本年度稅項	Current taxation		
香港	Hong Kong		
本公司及附屬公司	Company and subsidiaries	162,515	181,355
聯營公司	Associates	53,762	44,492
中國內地	Chinese Mainland		
附屬公司	Subsidiaries	28,416	27,767
聯營公司	Associates	22,623	15,768
海外	Overseas		
附屬公司	Subsidiaries	1,256	5,350
		268,572	274,732
遞延稅項	Deferred taxation		
香港	Hong Kong		
本公司及附屬公司	Company and subsidiaries	(5,901)	974
中國內地	Chinese Mainland		
附屬公司	Subsidiaries	140	—
		262,811	275,706

香港利得稅乃根據本年度之估計應課稅溢利按稅率16%(一九九九年：16%)計算。中國內地所得稅乃根據適用於本集團之中國內地有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong profits tax is calculated at 16% (1999: 16%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the Group in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

十 稅項（續） 10 TAXATION (continued)

本年度並未確認（撥備）下列項目之潛在遞延稅項抵免（扣除）：

Potential deferred taxation credit (charge) for the year have not been recognised (provided) in respect of the following:

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
產生自加速折舊免稅額	Arising from accelerated depreciation allowances	(2,071)	(1,940)
產生自尚未沖銷之稅項虧損	Arising from unrelieved tax losses	9,255	42,785
產生自其他時差	Arising from other timing differences	188	380

十一 股東應佔溢利 11 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

計入本公司賬目之股東應佔溢利為港幣2,954,222,000元（一九九九年：港幣153,320,000元）。

Of the profit attributable to shareholders, approximately HK$2,954,222,000 (1999: HK$153,320,000) is dealt with in the financial statements of the Company.

十二 股息 12 DIVIDENDS

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
上年度因行使購股權而派發之額外末期股息	Additional final dividend paid for the previous year as a result of exercise of share options	60	84
已派發中期股息每股港幣6仙（一九九九年：每股港幣6仙）	Interim dividend paid of HK$0.06 (1999: HK$0.06) per share	119,194	112,243
擬派發末期股息每股港幣15仙（一九九九年：每股港幣9仙）	Proposed final dividend of HK$0.15 (1999: HK$0.09) per share	298,318	178,536
		417,572	290,863

十三　每股盈利　13 EARNINGS PER SHARE

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
每股基本及攤薄盈利乃按下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	Earnings		
用以計算每股基本盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic earnings per share	1,656,733	1,442,839
因一間附屬公司普通股可能造成之攤薄影響	Effect due to dilutive potential ordinary shares of a subsidiary	—	(2,236)
用以計算每股攤薄盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating diluted earnings per share	1,656,733	1,440,603

		二零零零年 2000	一九九九年 1999
股份數目	Number of shares		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	1,985,450,362	1,817,388,934
購股權可能對普通股構成之攤薄影響	Effect of dilutive potential ordinary shares in respect of share options	16,342,894	8,866,148
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,001,793,256	1,826,255,082

十四 固定資產 14 FIXED ASSETS

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	機器設備 Plant and machinery 港幣千元 HK$'000	船隻 Vessels 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總值 Total 港幣千元 HK$'000
本集團	The Group						
成本或估值	Cost or valuation						
於二零零零年一月一日	At 1st January 2000	2,206,065	4,103,641	1,724,005	522,937	906,960	9,463,608
收購附屬公司時轉入	Relating to acquisition of subsidiaries	19,729	744,676	507,800	310,972	373,675	1,956,852
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(144,319)	(32,440)	—	(77,935)	(254,694)
增添	Additions	81,182	197,570	75,352	40,864	670,769	1,065,737
出售	Disposals	(2,129)	(148,096)	(16,915)	(9,220)	(73,616)	(249,976)
滙兑差額	Exchange difference	—	550	101	2,927	129	3,707
重估盈餘	Revaluation surplus	9,738	—	—	—	—	9,738
重新分類	Reclassifications	201,344	(201,344)	—	—	—	—
轉往在建工程	Transfer to construction in progress	—	(282,693)	—	—	282,693	—
轉自在建工程	Transfer from construction in progress	—	46,708	179,038	—	(225,746)	—
於二零零零年十二月三十一日	*At 31st December 2000*	*2,515,929*	*4,316,693*	*2,436,941*	*868,480*	*1,856,929*	*11,994,972*
累計折舊	Accumulated depreciation						
於二零零零年一月一日	At 1st January 2000	—	426,657	498,747	117,413	420,737	1,463,554
收購附屬公司時轉入	Relating to acquisition of subsidiaries	—	200,436	75,334	80,384	163,513	519,667
出售附屬公司時轉出	Relating to disposal of subsidiaries	—	(52,353)	(21,290)	—	(34,396)	(108,039)
本年度折舊	Charge for the year	—	89,330	142,665	51,262	112,367	395,624
出售撥回	Written back on disposals	—	(73,882)	(8,867)	(4,758)	(56,373)	(143,880)
滙兑差額	Exchange difference	—	111	20	1,361	48	1,540
重新分類	Reclassifications	24,327	(24,327)	—	—	—	—
轉往在建工程	Transfer to construction in progress	—	(10,959)	—	—	10,959	—
重估調整	Adjustment on revaluation	(24,327)	—	—	—	—	(24,327)
於二零零零年十二月三十一日	At 31st December 2000	—	555,013	686,609	245,662	616,855	2,104,139
賬面淨值	Net book values						
於二零零零年十二月三十一日	At 31st December 2000	2,515,929	3,761,680	1,750,332	622,818	1,240,074	9,890,833
於一九九九年十二月三十一日	At 31st December 1999	2,206,065	3,676,984	1,225,258	405,524	486,223	8,000,054
按下列方式列賬之資產：	Representing assets stated:						
按成本	At cost	—	4,316,693	2,436,941	868,480	1,856,929	9,479,043
按二零零零年專業估值	At 2000 professional valuation	2,515,929	—	—	—	—	2,515,929
		2,515,929	4,316,693	2,436,941	868,480	1,856,929	11,994,972

十四 固定資產(續) 14 FIXED ASSETS (continued)

		投資物業 Investment properties 港幣千元 HK$'000	土地及樓宇 Land and buildings 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司	The Company				
成本或估值	Cost or valuation				
於二零零零年一月一日	At 1st January 2000	45,630	1,823	17,744	65,197
增添	Additions	—	—	2,788	2,788
出售	Disposals	—	—	(1,248)	(1,248)
於二零零零年十二月三十一日	At 31st December 2000	45,630	1,823	19,284	66,737
累計折舊	Accumulated depreciation				
於二零零零年一月一日	At 1st January 2000	—	162	11,554	11,716
本年度折舊	Charge for the year	—	40	2,882	2,922
出售撥回	Written back on disposals	—	—	(1,144)	(1,144)
於二零零零年十二月三十一日	At 31st December 2000	—	202	13,292	13,494
賬面淨值	Net book values				
於二零零零年十二月三十一日	At 31st December 2000	45,630	1,621	5,992	53,243
於一九九九年十二月三十一日	At 31st December 1999	45,630	1,661	6,190	53,481
按下列方式列賬之資產：	Representing assets stated:				
按成本	At cost	—	1,823	19,284	21,107
按二零零零年專業估值	At 2000 professional valuation	45,630	—	—	45,630
		45,630	1,823	19,284	66,737

十四 固定資產(續)　14 FIXED ASSETS (continued)

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
物業權益之賬面淨值包括：	Net book values of the property interests comprise:		
本集團	The Group		
香港	Hong Kong		
按長期契約持有之物業	Properties held on long lease	2,531,313	2,419,955
按中期契約持有之物業	Properties held on medium-term lease	2,507,509	2,568,093
按短期契約持有之物業	Properties held on short lease	9,925	—
中國內地	Chinese Mainland		
按長期契約持有之物業	Properties held on long lease	22,375	20,646
按中期契約持有之物業	Properties held on medium-term lease	1,077,406	723,294
按短期契約持有之物業	Properties held on short lease	61,346	77,045
海外	Overseas		
按短期契約持有之物業	Properties held on short lease	67,735	74,016
		6,277,609	5,883,049
本公司	The Company		
香港	Hong Kong		
按中期契約持有之物業	Properties held on medium-term lease	45,630	45,630
中國內地	Chinese Mainland		
按中期契約持有之物業	Properties held on medium-term lease	1,621	1,661
		47,251	47,291

(甲) 投資物業已由本公司高級物業發展經理兼特許測量師關博文先生按二零零零年十二月三十一日之公開市值基準重估。

(a) The investment properties have been revalued as at 31st December 2000 by Mr. Kwan Pok Man, Daniel, Chartered Surveyor, the senior property development manager of the Company on an open market value basis.

(乙) 本集團按融資租約持有之固定資產於二零零零年十二月三十一日之賬面淨值約達港幣50,210,000元（一九九九年：港幣54,926,000元）。

(b) The net book value of fixed assets held under finance leases of the Group at 31st December 2000 amounted to approximately HK$50,210,000 (1999: HK$54,926,000).

十四 固定資產(續) 14 FIXED ASSETS (continued)

(丙) 賬面淨值為港幣124,781,000元(一九九九年：無)之固定資產已質押作為港幣80,662,000元(一九九九年：無)之短期貸款之抵押。

(c) Fixed assets with net book value of HK$124,781,000 (1999: nil) are pledged for short-term loans in the sum of HK$80,662,000 (1999: nil).

(丁) 其他固定資產主要包括租賃物業裝修、冷倉設備、傢俬及設備、汽車及在建工程。

(d) Other fixed assets mainly comprise leasehold improvements, cold storage facilities, furniture and equipment, motor vehicles and construction in progress.

十五 無形資產 15 INTANGIBLE ASSETS

		商標 Brand names 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	The Group			
於二零零零年一月一日	At 1st January 2000	118,674	15,060	133,734
收購附屬公司	Acquisition of subsidiaries	42,443	—	42,443
撇銷	Write-off	—	(715)	(715)
本年度攤銷	Amortisation for the year	(6,966)	(3,506)	(10,472)
於二零零零年十二月三十一日	At 31st December 2000	154,151	10,839	164,990

十六 於附屬公司之權益 16 INTERESTS IN SUBSIDIARIES

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
本公司	The Company		
非上市股份，成本值	Unlisted shares, at cost	7,369,993	6,819,399
應收附屬公司款項	Amounts due from subsidiaries	4,683,786	4,529,815
		12,053,779	11,349,214

於二零零零年十二月三十一日之主要附屬公司詳情刊載於第八十六頁至第九十六頁。

Particulars of the principal subsidiaries at 31st December 2000 are set out on pages 86 to 96.

十七 於聯營公司之權益 17 INTERESTS IN ASSOCIATES

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
本集團	The Group		
上市	Listed		
應佔資產淨值	Share of net assets	545,535	1,823,037
非上市	Unlisted		
應佔資產淨值	Share of net assets	2,272,649	2,251,340
應收聯營公司款項	Amounts due from associates	478,739	287,962
		2,751,388	2,539,302
		3,296,923	4,362,339
上市聯營公司市值	Market value of listed associates	1,564,167	830,288
本公司	The Company		
上市股份，成本值	Listed shares, at cost	210,898	210,898
非上市股份，成本值	Unlisted shares, at cost	1,947,975	1,882,337
應收聯營公司款項	Amounts due from associates	15,031	21,767
		2,173,904	2,115,002
上市股份市值	Market value of listed shares	213,003	173,558

於二零零零年十二月三十一日之主要聯營公司詳情刊載於第八十六頁至第九十六頁。

Particulars of the principal associates at 31st December 2000 are set out on pages 86 to 96.

十八 其他投資 18 OTHER INVESTMENTS

		本集團 The Group	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	9,394	9,438
中國內地非上市股份，成本值	Unlisted shares in Chinese Mainland, at cost	11,749	5,051
注入有限責任合夥之資本	Capital contribution to a limited partnership	53,733	—
應收所投資公司款項	Amounts due from investee companies	6,806	—
		81,682	14,489

十九 預付款項 19 PREPAYMENTS

		本集團 The Group	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
預付母公司集團之附屬公司（於收購附屬公司時收購）儲油服務費	Tank storage service fees prepaid to a fellow subsidiary — acquired on acquisition of subsidiaries	433,800	—
減：於年度內動用款項	Less: Amount utilised during the year	(1,800)	—
於十二月三十一日之結餘	Balance at 31 December	432,000	—
將於一年內動用之部份	Portion to be utilised within one year	21,600	—
將於一年後動用之部分	Portion to be utilised after one year	410,400	—
於十二月三十一日之結餘	Balance at 31 December	432,000	—

根據本集團與母公司集團之附屬公司所訂立之儲油協議（「該協議」），動用之款項可用作對銷根據該協議須於年內支付之部分儲油服務費。

Pursuant to the tank storage agreement (the "Agreement") entered into between the Group and a fellow subsidiary, the utilised amount can be applied to set-off portion of the total tank storage service fees payable during the year under the Agreement.

二十 存貨 20 STOCKS

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
物業存貨	Stock of properties				
待售發展中物業	Properties under development for sale	15,660	1,772,523	—	—
待售物業	Properties held for sale	35,840	122,816	3,000	4,500
		51,500	1,895,339	3,000	4,500
其他存貨	Other stocks				
原料	Raw materials	262,165	178,674	—	—
易耗品及包裝材料	Consumables and packing materials	196,731	124,573	—	—
在製品	Work-in-progress	61,747	90,170	—	—
製成品	Finished goods	1,179,090	753,009	—	—
		1,699,733	1,146,426	—	—
		1,751,233	3,041,765	3,000	4,500

二十一 貿易及其他應收款項 21 TRADE AND OTHER RECEIVABLES

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
應收貿易賬款	Trade receivables	1,429,396	647,120	—	—
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments	810,779	743,610	9,209	31,549
應收附屬公司款項	Amounts due from subsidiaries	—	—	832,044	253,683
應收聯營公司款項	Amounts due from associates	21,827	97,165	—	1,094
		2,262,002	1,487,895	841,253	286,326

二十一 貿易及其他應收款項（續） 21 TRADE AND OTHER RECEIVABLES (continued)

本集團一般會給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

（甲） 貨到付款；及
（乙） 六十天賒賬

(a) cash upon delivery; and
(b) open credit within 60 days

於結算日之應收貿易賬款之賬齡分析如下：

The following is the aged analysis of trade receivables at the balance sheet date:

		本集團 The Group	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
0－30天	0–30 days	1,162,263	380,666
31－60天	31–60 days	195,218	107,819
61－90天	61–90 days	23,911	31,850
>90天	> 90 days	48,004	126,785
		1,429,396	647,120

二十二 貿易及其他應付款項 22 TRADE AND OTHER PAYABLES

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
應付貿易賬款	Trade payables	1,650,864	922,556	—	—
其他應付款項及應計費用	Other payables and accruals	3,264,704	1,713,362	6,904	3,530
應付控股公司款項	Amount due to a holding company	—	744,206	—	680,000
應付附屬公司款項	Amounts due to subsidiaries	—	—	30,735	558,293
應付聯營公司款項	Amounts due to associates	8,558	2,898	—	—
應付母公司集團之附屬公司款項	Amounts due to fellow subsidiaries	50,161	—	50,161	—
擬分派股息	Proposed dividend	298,318	178,536	298,318	178,536
		5,272,605	3,561,558	386,118	1,420,359

二十二 貿易及其他應付款項(續) 22 TRADE AND OTHER PAYABLES (continued)

於結算日之應付貿易賬款之賬齡分析如下：

The following is an aged analysis of trade payables at the balance sheet date:

		本集團 The Group	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
0－30天	0–30 days	1,152,670	484,596
31－60天	31–60 days	423,926	308,018
61－90天	61–90 days	19,811	46,320
>90天	> 90 days	54,457	83,622
		1,650,864	922,556

二十三 短期貸款 23 SHORT TERM LOANS

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
長期負債即期部份包括	Current portion of long term liabilities comprises				
有抵押銀行貸款	Secured bank loans	31,688	—	—	—
無抵押銀行貸款	Unsecured bank loans	990,600	310,800	585,000	155,400
融資租約承擔	Obligations under finance leases	11,185	8,563	—	—
		1,033,473	319,363	585,000	155,400
短期銀行貸款、信託收據及透支	Short term bank loans, trust receipts and overdrafts				
有抵押	Secured	180,574	60,301	—	—
無抵押	Unsecured	757,711	309,868	—	—
		1,971,758	689,532	585,000	155,400

二十四 長期負債 24 LONG TERM LIABILITIES

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
須於五年內償還之有抵押銀行貸款	Secured bank loans repayable within 5 years	31,688	—	—	—
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	4,296,200	3,069,150	585,000	2,292,150
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	1,365,000	1,359,750	—	—
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	36,114	42,479	—	—
毋須於五年內悉數償還之融資租約承擔	Obligations under finance leases not wholly repayable within 5 years	11,076	11,033	—	—
		5,740,078	4,482,412	585,000	2,292,150
一年內到期並列入流動負債之部份	Current portion included in current liabilities	(1,033,473)	(319,363)	(585,000)	(155,400)
		4,706,605	4,163,049	—	2,136,750
長期負債內並非一年內到期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:				
銀行貸款	Bank loans				
一年以上至兩年內	After 1 year, but within 2 years	405,600	2,447,550	—	2,136,750
兩年以上至五年內	After 2 years, but within 5 years	2,900,000	310,800	—	—
其他貸款	Other loans				
一年以上至兩年內	After 1 year, but within 2 years	1,365,000	—	—	—
兩年以上至五年內	After 2 years, but within 5 years	—	1,359,750	—	—
融資租約承擔	Obligations under finance leases				
一年以上至兩年內	After 1 year, but within 2 years	8,284	9,091	—	—
兩年以上至五年內	After 2 years, but within 5 years	16,645	24,825	—	—
五年後	After 5 years	11,076	11,033	—	—
		4,706,605	4,163,049	—	2,136,750

二十四 長期負債(續)

根據本集團須於五年內償還之無抵押銀行貸款之協議條款，最終控股公司華潤(集團)有限公司(「華潤集團」)按規定須實益擁有本公司最少35%具有表決權之股份及／或維持為本公司單一最大股東身份(不論為直接或透過其附屬公司間接持有有關權益)。

24 LONG TERM LIABILITIES (continued)

Under the terms of the agreements relating to the Group's unsecured bank loans repayable within 5 years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as beneficial owner of at least 35% of the voting shares of the Company and/or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

二十五 遞延稅項

25 DEFERRED TAXATION

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
主要因加速折舊免稅額及發展中物業之預售溢利所產生遞延稅項之變動如下：	The movements in deferred taxation, arising from accelerated depreciation allowances and profit on pre-sale of properties under development, are as follows:		
於一月一日	At 1st January	19,497	16,811
有關收購及出售附屬公司	Relating to subsidiaries acquired and disposed of	20,924	1,712
本年度(撥回)撥備	(Reversal) provision for the year	(5,761)	974
滙兌差額	Exchange difference	(5)	—
於十二月三十一日	At 31st December	34,655	19,497
結算日時未在財務報告內確認(撥備)之潛在遞延稅項資產(負債)之數額如下：	At the balance sheet date, the potential deferred taxation assets (liabilities) which have not been recognised (provided) for in the financial statements are as follows:		
產生自加速折舊免稅額	Arising from accelerated depreciation allowances	(1,333)	(4,139)
產生自尚未沖銷之稅項虧損	Arising from unrelieved tax losses	61,021	67,244
產生自其他時差	Arising from other timing differences	752	940

重估投資物業所產生之盈餘毋須撥備遞延稅項，因該盈餘就遞延稅項而言並不構成時差，而該盈餘變現亦不會導致產生任何稅務責任。

Provision for deferred taxation in respect of surplus arising on revaluation of investment properties is not required because such surplus does not constitute a timing difference for deferred taxation purposes and realisation of the surplus would not give rise to any tax liability.

二十六 股本 26 SHARE CAPITAL

		二零零零年 2000		一九九九年 1999	
		股份數目 Number of shares 千股 '000	面值 Nominal value 港幣千元 HK$'000	股份數目 Number of shares 千股 '000	面值 Nominal value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	3,000,000	3,000,000	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1st January	1,983,734	1,983,734	1,732,548	1,732,548
配售股份	Placement of shares	—	—	250,094	250,094
配發股份	Allotment of shares	2,153	2,153	—	—
行使購股權	Exercise of share options	2,898	2,898	1,092	1,092
於十二月三十一日	At 31st December	1,988,785	1,988,785	1,983,734	1,983,734

(甲) 根據於二零零零年十一月二十七日提呈收購五豐行有限公司(「五豐行」)全部已發行股份的自願性有條件收購建議，五豐行股東獲每六股面值每股0.10港元的五豐行股份提呈港幣29.40元現金，或同意收購建議之五豐行股東可選擇收取港幣19.44元現金另加本公司一股新股，任何更多或更少五豐行股份均按相同比例計算(「現金加股份選擇」)。截至二零零零年十二月三十一日，本公司因五豐行股東之現金加股份選擇已經合共發行2,153,000股股份。

(a) Pursuant to the voluntary conditional offer to acquire all the issued shares in Ng Fung Hong Limited ("NFH") made on 27th November 2000, the shareholders of NFH were offered for every 6 shares of HK$0.10 each of NFH either for HK$29.40 in cash, or at the election of the assenting shareholder, HK$19.44 in cash and 1 new share in the Company, and in the same proportion for any greater or lesser number of shares in NFH ("Cash and Share Alternative"). A total of 2,153,000 shares of the Company were issued up to 31st December 2000 as a result of the shareholders of NFH who had elected the Cash and Share Alternative.

二十六 股本(續)

(乙) 根據本公司購股權計劃，本公司董事獲授權按每份購股權港幣1元之價格，授出可由授出日期起十年內行使之購股權，惟授出條款另有指明者除外。購股權變動詳情茲概述如下：

26 SHARE CAPITAL (continued)

(b) Pursuant to the Company's share option scheme, the directors of the Company were authorised to grant share options at a price of HK$1 per grant which share options are exercisable during the period of ten years from the grant date unless otherwise specified in the terms of the grant. Details of the movements of the share options are summarised as follows:

授出日期 Date of grant	行使價 港幣 Exercise price HK$	於二零零零年一月一日之購股權數目 Number of share options at 01/01/2000	年內授出之購股權數目 Number of share options granted during the year	年內行使之購股權數目 Number of share options exercised during the year	年內注銷之購股權數目 Number of share options cancelled during the year	於二零零零年十二月三十一日之購股權數目 Number of share options at 31/12/2000
11/05/1996	3.856	11,664,000	—	2,504,000	—	9,160,000
17/11/1997	14.300	5,300,000	—	—	1,400,000	3,900,000
07/12/1998	8.980	4,910,000	—	200,000	—	4,710,000
13/10/1999	8.480	1,850,000	—	—	—	1,850,000
06/01/2000	9.790	—	1,300,000	—	—	1,300,000
18/02/2000	9.590	—	2,000,000	—	—	2,000,000
20/06/2000	7.190	—	24,220,000	193,600	—	24,026,400
17/07/2000	8.860	—	1,000,000	—	—	1,000,000
14/08/2000	9.670	—	1,000,000	—	—	1,000,000
22/08/2000	9.720	—	240,000	—	—	240,000
21/11/2000	7.080	—	10,109,000	—	—	10,109,000
21/11/2000	9.290	—	214,000	—	—	214,000
21/11/2000	10.820	—	1,026,000	—	—	1,026,000
21/11/2000	10.860	—	488,000	—	—	488,000
21/11/2000	11.730	—	800,000	—	—	800,000
21/11/2000	11.950	—	1,824,000	—	—	1,824,000
合計 Total		23,724,000	44,221,000	2,897,600	1,400,000	63,647,400

二十七 儲備 27 RESERVES

		股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	滙兑儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本集團	The Group							
於一九九九年一月一日	At 1st January 1999							
前期所報	As previously reported	6,703,938	(1,833,644)	131,091	20,194	57,681	2,286,080	7,365,340
因收購聯營公司權益所付溢價之會計政策有變而出現之前期調整	Prior year adjustment in respect of change in accounting policy on treatment of premium paid on acquisition of interest in associates	—	(3,251,943)	—	—	—	—	(3,251,943)
重列	As restated	6,703,938	(5,085,587)	131,091	20,194	57,681	2,286,080	4,113,397
發行股份溢價	Premium on shares issued	3,011,167	—	—	—	—	—	3,011,167
發行股份費用	Share issue expenses	(37,327)	—	—	—	—	—	(37,327)
匯率調整	Exchange rate adjustments	—	—	—	1,253	—	—	1,253
重估虧絀	Revaluation deficit	—	—	(108,396)	—	—	—	(108,396)
收購公司時產生之儲備淨額	Net reserve on acquisition	—	675,755	—	—	—	—	675,755
因出售附屬公司及聯營公司鋼撥	Released due to disposal of subsidiaries and associates	—	11,281	—	(6)	—	—	11,275
應佔聯營公司之儲備	Share of reserves of associates	—	807	(11,012)	198	—	—	(10,007)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	1,442,839	1,442,839
股息	Dividends	—	—	—	—	—	(290,863)	(290,863)
轉撥	Transfer	—	—	—	—	3,156	(3,156)	—
於二零零零年一月一日重列	At 1st January 2000 As restated	9,677,778	(4,397,744)	11,683	21,639	60,837	3,434,900	8,809,093

二十七 儲備(續) 27 RESERVES (continued)

		股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	匯兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
於二零零零年一月一日	At 1st January 2000							
前期所報	As previously reported	9,677,778	(1,146,454)	11,683	21,639	60,837	3,434,900	12,060,383
因收購聯營公司權益所付溢價之會計政策有變而出現之前期調整	Prior year adjustment in respect of change in accounting policy on treatment of premium paid on acquisition of interests in associates	—	(3,251,290)	—	—	—	—	(3,251,290)
重列	As restated	9,677,778	(4,397,744)	11,683	21,639	60,837	3,434,900	8,809,093
發行股份溢價	Premium on shares issued	27,275	—	—	—	—	—	27,275
發行股份費用	Share issue expenses	(31)	—	—	—	—	—	(31)
匯率調整	Exchange rate adjustments	—	—	—	251	—	—	251
重估盈餘	Surplus on revaluation	—	—	34,280	—	—	—	34,280
收購及增購持股量之溢價淨額	Net premium on acquisition and increase in shareholdings	—	(1,766,269)	—	—	—	—	(1,766,269)
因出售附屬公司及聯營公司調撥	Released due to disposal of subsidiaries and associates	—	161,652	—	(14,263)	(53,180)	53,180	147,389
應佔聯營公司之儲備	Share of reserves of associates	—	(18,585)	—	(220)	—	—	(18,805)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	1,656,733	1,656,733
股息	Dividends	—	—	—	—	—	(417,572)	(417,572)
轉撥	Transfer	—	—	—	—	1,797	(1,797)	—
於二零零零年十二月三十一日	At 31st December 2000	9,705,022	(6,020,946)	45,963	7,407	9,454	4,725,444	8,472,344

二十七 儲備（續） 27 RESERVES (continued)

		股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	滙兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
本公司	The Company							
於一九九九年一月一日	At 1st January 1999	6,703,938	—	68,471	—	—	280,066	7,052,475
發行股份溢價	Premium on shares issued	3,011,167	—	—	—	—	—	3,011,167
發行股份費用	Share issue expenses	(37,327)	—	—	—	—	—	(37,327)
重估虧絀	Revaluation deficit	—	—	(28,370)	—	—	—	(28,370)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	153,320	153,320
股息	Dividends	—	—	—	—	—	(290,863)	(290,863)
於二零零零年一月一日	At 1st January 2000	9,677,778	—	40,101	—	—	142,523	9,860,402
發行股份溢價	Premium on shares issued	27,275	—	—	—	—	—	27,275
發行股份費用	Share issue expenses	(31)	—	—	—	—	—	(31)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	2,954,222	2,954,222
股息	Dividends	—	—	—	—	—	(417,572)	(417,572)
於二零零零年十二月三十一日	At 31st December 2000	9,705,022	—	40,101	—	—	2,679,173	12,424,296

（甲） 一般儲備為股東權益之部份，並包括中國內地之附屬公司及聯營公司之法定盈餘儲備、法定公益金及任意盈餘公積金。

(a) General reserve is part of shareholders' funds and comprises statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve of subsidiaries and associates in the Chinese Mainland.

（乙） 本集團保留溢利內已包括由本集團聯營公司所保留之港幣294,265,000元（一九九九年：港幣323,992,000元）。

(b) The retained profits of the Group include approximately HK$294,265,000 (1999: HK$323,992,000) retained by associates of the Group.

（丙） 本公司可供分派予股東之儲備為港幣2,679,173,000元（一九九九年：港幣142,523,000元）。

(c) Reserves of the Company available for distribution to shareholders amounted to approximately HK$2,679,173,000 (1999: HK$142,523,000).

二十八 綜合現金流量表附註 28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

				二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
甲	除稅前溢利與經營業務之現金流入淨額之對賬	A	Reconciliation of profit before taxation to net cash inflow from operating activities		
	除稅前溢利		Profit before taxation	2,717,157	2,591,812
	應佔聯營公司業績		Share of results of associates	(611,698)	(490,493)
	出售附屬公司所得溢利		Profit on disposal of subsidiaries	(1,699)	(1,992)
	視作出售一間附屬公司股權虧損		Loss on deemed disposal of shareholding in a subsidiary	—	1,537
	視作出售聯營公司所得溢利		Profit on deemed disposal of associates	(172,545)	(1,300)
	股息收入		Dividend income	(1,682)	(5,228)
	利息收入		Interest income	(410,071)	(398,944)
	利息支出		Interest expenses	370,022	367,223
	出售固定資產虧損		Loss on disposal of fixed assets	19,599	22,798
	無形資產攤銷		Amortisation of intangible assets	10,472	8,331
	撇銷無形資產		Intangible assets written off	715	—
	折舊		Depreciation	395,624	312,424
	儲油服務費		Tank storage service fee	1,800	—
	物業存貨之變動		Changes in stock of properties	1,843,839	1,521,376
	其他存貨之變動		Changes in other stocks	(307,422)	(71,268)
	貿易及其他應收款項之變動		Changes in trade and other receivables	75,387	(169,685)
	現金寄存律師專用户口之變動		Changes in stakeholder accounts	(467,408)	(37,786)
	貿易及其他應付款項之變動		Changes in trade and other payables	1,054,971	93,695
	應付直屬控股公司款項之變動		Changes in amount due to immediate holding company	(701,461)	(6,260)
	經營業務之現金流入淨額		Net cash inflow from operating activities	3,815,600	3,736,240

二十八 綜合現金流量表附註（續） 28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
乙 出售附屬公司	B Disposal of subsidiaries		
出售資產淨值：	Net assets disposed of:		
固定資產	Fixed assets	146,655	—
其他投資	Other investments	6	—
其他存貨	Other stocks	169,603	—
貿易及其他應收款項	Trade and other receivables	76,288	4
現金及銀行結存	Cash and bank balances	214,239	2,378
貿易及其他應付款項	Trade and other payables	(81,651)	(1,278)
可退回稅項	Taxation recoverable	2,359	—
長期貸款	Long term loans	(6,110)	—
遞延稅項	Deferred taxation	—	(4)
少數股東權益	Minority interests	(263,140)	(2,019)
儲備調撥	Reserves released	74,085	(1,073)
出售附屬公司所得溢利	Profit on disposal of subsidiaries	1,699	1,992
		334,033	—
於聯營公司保留之權益	Interests retained in associates	(90,021)	—
		244,012	—
以下列方式支付：	Satisfied by:		
現金代價	Cash consideration	21,620	—
收購附屬公司權益	Interests in subsidiaries acquired	222,392	—
		244,012	—
出售附屬公司所得之現金及現金等值流出淨額分析	Analysis of the net outflow of cash and cash equivalents in respect of disposal of subsidiaries		
已收現金代價	Cash considerations received	21,620	—
出售現金及銀行結存	Cash and bank balances disposed of	(214,239)	(2,378)
		(192,619)	(2,378)

二十八 綜合現金流量表附註(續) 28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
丙 收購附屬公司	C Acquisition of subsidiaries		
收購所得資產淨值：	Net assets acquired:		
固定資產	Fixed assets	1,437,185	3,803,917
無形資產	Intangible assets	42,443	832
於聯營公司之權益	Interest in associates	56,772	—
應收聯營公司款項	Amounts due from associates	182,054	—
其他投資	Other investments	60,410	—
物業存貨	Stock of properties	—	27,070
其他存貨	Other stocks	415,488	346,451
預付款項	Prepayments	433,800	—
貿易及其他應收款項	Trade and other receivables	993,936	64,751
可退回稅項	Taxation recoverable	369	1,532
現金及銀行結存	Cash and bank balances	740,518	31,648
貿易及其他應付款項	Trade and other payables	(1,233,559)	(668,396)
銀行透支	Bank overdraft	(11,925)	—
短期貸款	Short term loans	(531,138)	—
應付稅項	Taxation payable	(5,113)	(1,968)
應付控股公司款項	Amount due to a holding company	—	29,303
長期貸款	Long term loans	(539,125)	—
遞延稅項	Deferred taxation	(20,924)	(1,716)
少數股東權益	Minority interests	(234,295)	(14,244)
收購溢價(折讓)	Premium (Discount) on acquisition	912,437	(762,497)
		2,699,333	2,856,683
加：收購前持有之聯營公司負債淨值	Add: Net liabilities of associates held prior to acquisition	26,997	—
購入公司間債項	Purchase of inter-company debt	505,000	—
		3,231,330	2,856,683

二十八 綜合現金流量表附註（續） 28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
丙 收購附屬公司（續）	C Acquisition of subsidiaries (continued)		
以下列方式支付：	Discharged by:		
現金	Cash	1,233,688	817,293
出售附屬公司及聯營公司權益	Interest in subsidiaries and associates disposed of	1,853,000	—
配發股份	Shares allotted	—	1,359,390
應付股東／控股公司款項	Amounts due to shareholders/ a holding company	144,642	680,000
		3,231,330	2,856,683
收購附屬公司業務之現金及現金等值流出淨額分析	Analysis of net outflow of cash and cash equivalents in respect of the purchase of subsidiaries' undertakings		
現金代價	Cash consideration	(1,233,688)	(817,293)
收購所得現金及銀行結存	Cash and bank balances acquired	740,518	31,648
收購所得銀行透支	Bank overdraft acquired	(11,925)	—
		(505,095)	(785,645)

二十八 綜合現金流量表附註（續） 28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

		銀行及其他貸款 Bank and other loans 港幣千元 HK$'000	少數股東權益 Minority interests 港幣千元 HK$'000	股本及溢價 Share capital and premium 港幣千元 HK$'000
丁 年內融資變動分析	D Analysis of changes in financing during the year			
於一九九九年一月一日	At 1st January 1999	5,618,119	4,357,571	8,436,486
融資之現金流入（流出）淨額	Net cash inflow (outflow) from financing	(794,232)	167,182	1,865,636
融資租約承擔開始	Inception of obligations under finance leases	25,519	—	—
收購附屬公司	Acquisition of subsidiaries	—	14,244	1,359,390
購入附屬公司新增權益	Purchase of additional interests in subsidiaries	—	(160,658)	—
減少附屬公司持股量	Decrease in shareholdings of subsidiaries	—	(7,122)	—
少數股東應佔溢利	Minority interests' share of profits	—	873,267	—
已付少數股東股息	Dividends paid to minority shareholders	—	(1,342,447)	—
滙兑調整	Exchange adjustments	—	3,455	—
於二零零零年一月一日	At 1st January 2000	4,849,406	3,905,492	11,661,512
融資之現金流入淨額	Net cash inflow from financing	1,262,096	213,491	12,812
融資租約承擔開始	Inception of obligations under finance leases	2,067	—	—
收購附屬公司	Acquisition of subsidiaries	565,263	234,295	—
購入附屬公司新增權益	Purchase of additional interest in subsidiaries	—	(802,620)	19,483
出售附屬公司	Disposal of subsidiaries	(6,110)	(263,140)	—
少數股東應佔溢利	Minority interests' share of profits	—	797,613	—
少數股東應佔儲備	Minority interests' share of reserves	—	(3,790)	—
已付少數股東股息	Dividends paid to minority shareholders	—	(1,192,181)	—
於二零零零年十二月三十一日	At 31st December 2000	6,672,722	2,889,160	11,693,807

二十九 資本承擔 29 CAPITAL COMMITMENTS

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
已簽約但尚未撥備之	Contracted for but not provided for				
發展中物業之開支	Expenditure in respect of properties under development	270,047	852,512	—	—
注入所投資公司內之資本	Capital contribution in investee companies	—	250,123	—	—
購入及興建固定資產	Purchase and construction of fixed assets	77,841	140,692	—	—
		347,888	1,243,327	—	—
已批准但尚未簽約之	Authorised but not contracted for				
租賃物業之開支	Expenditure in leasehold properties	22,525	—	—	—
附屬公司之投資	Investment in subsidiaries	—	140	—	—
購入及興建固定資產	Purchase and construction of fixed assets	114,320	278,394	—	—
		484,733	1,521,861	—	—

三十 或然負債 30 CONTINGENT LIABILITIES

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
為下列公司提供之銀行及其他貸款擔保	Guarantees in respect of banks and other loans provided to				
附屬公司	Subsidiaries	—	—	4,265,000	1,359,750
聯營公司	Associates	—	90,000	—	90,000
		—	90,000	4,265,000	1,449,750

三十一 營業租約承擔 31 OPERATING LEASE COMMITMENTS

		本集團 The Group		本公司 The Company	
		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
須於一年內繳付有關土地及樓宇租約之款額如下	Amounts payable within one year for leases of land and buildings				
在首年內屆滿	Expiring in the first year	29,818	68,784	—	3,284
在第二年至第五年內屆滿	Expiring in the second to fifth years inclusive	185,265	115,464	—	—
在第五年之後屆滿	Expiring after the fifth year	49,943	27,029	—	—
		265,026	211,277	—	3,284
須於一年內繳付之船隻租賃之款額	Amounts payable within one year for leases of vessels				
在第二年至第五年內屆滿	Expiring in the second to fifth years inclusive	749	746	—	—
		265,775	212,023	—	3,284

三十二 關連交易

甲 本集團從本公司之直屬控股公司華潤集團收購華潤集團於China Resources Petrochems Investments Limited(「CRPIL」)及 Worldbest Resources Limited(「Worldbest」)之100%權益，以及相關之股東貸款港幣5.05億元，作價港幣26.49億元。該項目於二零零零年十一月完成，代價以本公司於 Finetex International Limited(「Finetex」)及 Waterside Holdings Limited(「Waterside」)100%權益及部分以現金港幣7.96億元支付。

Finetex 持有本公司一間上市聯營公司華潤北京置地有限公司約44.2%權益。而 Waterside 則持有本公司一間上市附屬公司華潤勵致有限公司(前稱勵致國際集團有限公司)約54.7%權益。

總代價是本公司與華潤集團經公平合理磋商後達成的。CRPIL 與 Worldbest 之唯一資產是石油經銷業務，主要從事(i)運輸、儲存、推廣及出入口石油產品；(ii)在香港及中國內地經銷化學物品；(iii)在香港及中國內地經銷石油氣；及(iv)擁有及經營若干專用作石油經銷業務的油輪及船隻。

乙 本公司與華潤集團一間附屬公司訂立一項有條件協議，出售本公司在瀋陽華潤三洋壓縮機有限公司及瀋陽盛潤三洋壓縮機有限公司各自之25.5%權益，總代價為33,386,150美元。該兩間公司均為本集團之聯營公司。此項目於二零零一年一月完成。

32 RELATED PARTY TRANSACTIONS

A The Group acquired from CRH, the Company's immediate holding company, its 100% interest in China Resources Petrochems Investments Limited ("CRPIL") and Worldbest Resources Limited ("Worldbest") and the related shareholder's loan of HK$505 million for an aggregate consideration of the HK$2,649 million. The consideration was satisfied partly by the Company's 100% interest in Finetex International Limited ("Finetex") and Waterside Holdings Limited ("Waterside") and partly by the cash payment of HK$796 million on completion in November 2000.

Finetex held approximately 44.2% interest in China Resources Beijing Land Limited, a listed associate of the Group whereas Waterside held approximately 54.7% interest in China Resources Logic Limited (formerly known as Logic International Holdings Limited), a listed subsidiary of the Company.

The aggregate consideration was arrived at after arm's length negotiations between the Company and CRH. The sole asset of CRPIL and Worldbest is the oil distribution operation which is principally engaged in (i) the transportation, storage, marketing, import and export of petroleum products; (ii) distribution of chemicals in Hong Kong and Chinese Mainland; (iii) distribution of liquidified petroleum gas in Hong Kong and the Chinese Mainland; and (iv) the ownership and operation of certain tankers and vessels, which are employed exclusively by the oil distribution operation.

B The Company entered into a conditional agreement with a subsidiary of CRH to dispose of its 25.5% interest in China Resources (Shenyang) Sanyo Compressor Co., Ltd. and Shenyang Shengrun Sanyo Compressor Co., Ltd, both are associates of the Group, at an aggregate consideration of US$33,386,150. The disposal was completed in January 2001.

三十二 關連交易(續)

丙 年內，本集團曾與有關連人士進行以下交易：

32 RELATED PARTY TRANSACTIONS (continued)

C During the year, the Group also entered into transactions with related parties as follows:

		二零零零年 港幣千元 2000 HK$'000	一九九九年 港幣千元 1999 HK$'000
向母公司集團之附屬公司銷售貨品(附註甲)	Sales of goods to fellow subsidiaries *(note a)*	41,917	57,295
向母公司集團之附屬公司提供倉貯服務(附註甲)	Provision for godown and storage services to fellow subsidiaries *(note a)*	2,344	525
從母公司集團之附屬公司購入貨品(附註甲)	Purchases of goods from fellow subsidiaries *(note a)*	15,432	10,373
向母公司集團之附屬公司支付營業租約款項及空調費用(附註乙)	Operating lease payments and air-conditioning charges to fellow subsidiaries *(note b)*	43,306	16,656
一間母公司集團之附屬公司提供建築服務(附註乙)	Construction services provided by a fellow subsidiary *(note b)*	677,614	380,401
支付直屬控股公司及一間母公司集團之附屬公司之儲油服務費(附註乙)	Tank storage service fees payable to immediate holding company and a fellow subsidiary *(note b)*	11,800	—
應收直屬控股公司及一間母公司集團之附屬公司之儲存設施管理費用(附註乙)	Storage facilities management fees receivable from immediate holding company and a fellow subsidiary *(note b)*	1,666	—
年內從一間聯營公司購入若干租賃物業(附註丙)	Purchase of certain leasehold properties from an associate during the year *(note c)*	40,000	—

附註：

(甲) 此等交易是按當時市價進行。

(乙) 此等交易是依據有關協議內之定價政策進行。

(丙) 該交易經參考獨立專業估值師為該交易所進行之物業估值而進行。

(丁) 於年內，本集團亦按象徵性價格，租賃若干由本公司直屬控股公司擁有之單位。

Notes:

(a) The transactions were carried out with reference to the prevailing market price.

(b) The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

(c) The transaction was carried out at a price with reference to the valuation performed by an independent professional property valuer for such purpose.

(d) *During the year, the Group also leased certain premises owned by the Company's* immediate holding company with a nominal amount.

三十三 批准財務報告

第三十九頁至第九十六頁所刊載之財務報告已獲董事局於二零零一年四月十一日批准。

33 APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on page 39 to 96 were approved by the Board of Directors on 11th April 2001.

主要附屬公司及聯營公司
Principal Subsidiaries and Associates

於二零零零年十二月三十一日
At 31st December 2000

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
地產業務 — 香港 Property — Hong Kong					
於香港註冊成立 Incorporated in Hong Kong					
勝暉投資有限公司 Harvest Fair Investment Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	55	—	100	物業發展 Property development
Redland Consultants Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	物業投資 Property investment
永達利物業管理有限公司 Winland Property Management Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	物業管理 Property management
滙暉置業有限公司 Worldfaith Properties Limited	3股每股面值港幣1元之普通股 3 ordinary shares of HK$1 each	88.5	—	88.5	物業重建 Property redevelopment
新海港資源有限公司 New Harbour Resources Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Star House) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding.

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
地產業務 — 香港(續) Property — Hong Kong (continued)					
於香港註冊成立 Incorporated in Hong Kong					
CRE Property (Hennessy) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Lok Sing Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	物業持有 Property holding
食品及飲品業務 Food and Beverage					
於香港註冊成立 Incorporated in Hong Kong					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	85.9	—	85.9	分銷新鮮牲畜及凍肉食品 Distribution of fresh, live and frozen foodstuff
華潤超級市場(香港)有限公司 China Resources Supermarket (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	85.9	—	100	超市業務，控股投資及貨品批發 Supermarket operations, investment holding and wholesale of merchandise

主要附屬公司及聯營公司

Principal Subsidiaries and Associates

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
食品及飲品業務（續） **Food and Beverage (continued)**					
於香港註冊成立 Incorporated in Hong Kong					
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Co., Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	80.8	—	94	經銷凍肉及海產 Trading of frozen meats and aquatic products
中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	30.7	—	51	生豬批發 Wholesale of live pigs
五豐屠房（香港）有限公司 Ng Fung Slaughterhouse (Hong Kong) Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	63.6	—	62	經營屠場 Abattoir operation
五豐貿易有限公司 Ng Fung Trading Company Limited	8,000,000股每股面值港幣1元之普通股 8,000,000 ordinary shares of HK$1 each	85.9	—	100	經銷食品 Trading of foodstuffs
沙田冷倉有限公司 Sha Tin Cold Storage Company Limited	100股每股面值港幣1元之普通股 100 ordinary shares of HK$1 each	100	100	—	提供冷倉服務 Provision of cold storage services
百適企業有限公司 Pak Sik Enterprises Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	100	—	經營貨倉業務 Operation of godown business

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
食品及飲品業務(續) Food and Beverage (continued)					
於中國內地註冊成立 **Incorporated in Chinese Mainland**					
* 瀋陽華潤雪花啤酒有限公司 * China Resources (Shenyang) Snowflake Brewery Co., Ltd.	21,514,531美元 US$21,514,531	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 瀋陽雪花啤酒有限公司 * Shenyang Snowflake Beer Co., Ltd.	21,514,531美元 US$21,514,531	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 瀋陽盛陽啤酒有限公司 * Shenyang Shengyang Beer Co., Ltd.	13,603,127美元 US$13,603,127	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 瀋陽華潤啤酒有限公司 * China Resources (Shenyang) Brewery Co., Ltd.	人民幣116,240,000元 RMB116,240,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 瀋陽華創啤酒有限公司 ** Shenyang Huachuang Brewery Co., Ltd.	人民幣34,000,000元 RMB34,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 綿陽華潤啤酒有限公司 ** China Resources (Mianyang) Brewery Co., Ltd.	人民幣100,000,000元 RMB100,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products

主要附屬公司及聯營公司

Principal Subsidiaries and Associates

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
食品及飲品業務(續) Food and Beverage (continued)					
於中國內地註冊成立 Incorporated in Chinese Mainland					
* 吉林華潤啤酒有限公司 * China Resources (Jilin) Brewery Co., Ltd.	11,600,000美元 US$11,600,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 吉林華潤食品有限公司 * China Resources (Jilin) Food Co., Ltd.	11,600,000美元 US$11,600,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 大連華潤啤酒有限公司 ** China Resources (Dalian) Brewery Co., Ltd.	9,600,000美元 US$9,600,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 天津華潤啤酒有限公司 * China Resources (Tianjin) Brewery Co., Ltd.	29,500,000美元 US$29,500,000	47.2	—	93	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤食品飲料(深圳)有限公司 ** China Resources Food and Beverage (Shenzhen) Co., Ltd.	10,000,000美元 US$10,000,000	51	—	100	製造和分銷荳奶 Manufacturing and distribution of soya milk
** 怡寶食品飲料(深圳)有限公司 ** C'estbon Food & Beverage (Shenzhen) Co., Ltd.	人民幣12,000,000元 RMB12,000,000	51	—	100	製造純淨水 Manufacturing of purified water

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
食品及飲品業務(續) Food and Beverage (continued)					
於中國內地註冊成立 Incorporated in Chinese Mainland					
* 瀋陽華潤創業釀酒有限公司 * Shenyang Huarunchuangye Beer Co., Ltd.	人民幣70,000,000元 RMB70,000,000	40.8	—	80	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 安徽華潤啤酒有限公司 ** China Resources (Anhui) Brewery Co., Ltd.	人民幣246,000,000元 RMB246,000,000	51	—	100	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 鞍山華潤啤酒有限公司 * China Resources (Anshan) Brewery Co., Ltd.	人民幣141,000,000元 RMB141,000,000	45.9	—	90	製造和分銷啤酒產品 Manufacturing and distribution of beer products
@△*** 徐州維維食品飲料股份有限公司	330,000,000股每股面值人民幣1元之普通股 330,000,000 ordinary shares of RMB1 each	21.6	—	25.1	生產豆奶 Production of soya milk
@△ 深圳華潤萬方超級市場有限公司 @△ Shenzhen China Resources Supermarket Co., Ltd.	港幣25,000,000元 HK$25,000,000	43	—	50	經營超級市場 Supermarket operation
於英屬處女群島註冊成立 Incorporated in British Virgin Islands					
華潤創業啤酒有限公司 CRE Beverage Limited	42,600,000股每股面值1美元之普通股 42,600,000 ordinary shares of US$1 each	51	51	—	控股投資 Investment holding
Allenby Properties Limited	1股面值1美元之普通股 1 ordinary share of US$1	—	100	—	物業持有 Property holding

主要附屬公司及聯營公司

Principal Subsidiaries and Associates

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
食品及飲品業務（續） Food and Beverage (continued)					
於開曼群島註冊成立 Incorporated in Cayman Islands					
@ 中國國際漁業公司 @ China International Fisheries Corp.	60,864股每股面值1美元之普通股 60,864 ordinary shares of US$1 each	43.8	—	51	控股投資 Investment holding
基建及其他投資 Infrastructure and Other Investments					
於香港註冊成立 Incorporated in Hong Kong					
中港混凝土有限公司 Redland Concrete Limited	10股每股面值港幣1元之普通股 10 ordinary shares of HK$1 each	100	—	100	製造建築材料 Manufacturing of building materials
華潤零售（集團）有限公司 China Resources Retail (Group) Company Limited	2股每股面值港幣50元之普通股 2 ordinary shares of HK$50 each	100	—	100	控股投資 Investment holding
中藝（香港）有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100	—	100	零售業務 Retail business
華潤百貨有限公司 CRC Department Store Limited	4,821,177股每股面值港幣10元之普通股 4,821,177 ordinary shares of HK$10 each	98.1	—	98.1	零售業務 Retail business
華潤石化（集團）有限公司 China Resources Petrochems (Group) Company Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	控股投資 Investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
基建及其他投資(續) Infrastructure and Other Investments (continued)					
於香港註冊成立 Incorporated in Hong Kong					
華潤石油有限公司 China Resources Petroleum Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油產品 Trading of petroleum products
嘉陵有限公司 Callany Limited	40,000,000股每股面值港幣1元之普通股 40,000,000 ordinary shares of HK$1 each	100	—	100	運輸服務及貿易 Transportation services and trading
華潤石油氣有限公司 China Resources Gas Company Limited	10,000,000股每股面值港幣1元之普通股 10,000,000 ordinary shares of HK$1 each	100	—	100	經銷石油氣 Trading of liquidified petroleum gas
華潤油站有限公司 CRC Petrol Filling Station Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100	—	100	經營油站 Oil filling station operation
華潤化工有限公司 China Resources Chemicals Company Limited	10,000,000股每股面值港幣1元之普通股 10,000,000 ordinary shares of HK$1 each	100	—	100	經銷化學產品 Trading of chemical products
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100	—	100	財務 Financing

主要附屬公司及聯營公司

Principal Subsidiaries and Associates

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
基建及其他投資(續) Infrastructure and Other Investments (continued)					
於中國內地註冊成立 Incorporated in Chinese Mainland					
* 大連華潤油脂化學有限公司 * China Resources (Dalian) Oil & Fat Chemical Co., Ltd.	人民幣94,708,782元 RMB94,708,782	90	—	90	製造化學產品 Manufacturing of chemical products
* 博興華潤油脂化學有限公司 * China Resources (Boxing) Oieochemicals Co., Ltd	人民幣30,000,000元 RMB30,000,000	85	—	85	製造化學產品 Manufacturing of chemical products
@△ 瀋陽華潤三洋壓縮機有限公司 @△ China Resources (Shenyang) Sanyo Compressor Company Limited	25,060,000美元 US$25,060,000	25.5	25.5	—	製造壓縮機 Manufacturing of compressors
* 常熟華潤石油化工有限公司 * Changshu Huarun Petroleum & Chemicals Co., Ltd.	5,000,000美元 US$5,000,000	90	—	90	經銷石油及化學產品 Trading of pertoleum and chemicals products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本／註冊股本 Nominal value of issued ordinary share capital/registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
基建及其他投資(續) **Infrastructure and Other Investments (continued)**					
於開曼群島註冊成立 *Incorporated in Cayman Islands*					
@△ Lippo CRE Financial Services Limited	50,000股每股面值1美元之普通股 50,000 ordinary shares of US$1 each	50	50	—	控股投資 Investment holding
CRE Finance (1997) Limited	2股每股面值1美元之普通股 2 ordinary shares of US$1 each	100	100	—	財務 Financing
於英屬處女群島註冊成立 *Incorporated in British Virgin Islands*					
@#△ HIT Investments Limited (主要於香港經營業務) *(operating principally in Hong Kong)*	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10	—	10	投資貨櫃碼頭營運 Investment in container terminal operations
@#△ Hutchison Ports Yantian Investments Limited	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10	—	10	投資貨櫃碼頭營運 Investment in container terminal operations
@ Tactical Solutions Incorporated	100股每股面值1美元之普通股 100 ordinary shares of US$1 each	51	—	51	控股投資 Investment holding
於新加坡註冊成立 *Incorporated in Singapore*					
@ 華潤石化(新加坡)有限公司 @ China Resources Petrochem (Singapore) Pte Ltd.	1,000,000股每股面值1新加坡元之普通股 1,000,000 ordinary shares of S$1 each	100	—	100	經銷石油及化學產品 Trading of petroleum and chemical products

主要附屬公司及聯營公司

Principal Subsidiaries and Associates

附註：

Notes

一. 董事局認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。

1. The directors are of the opinion that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除另有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。

2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

△ 聯營公司

△ Associates

* 合資企業

* Equity Joint Venture

** 外資企業

** Wholly Foreign Owned Enterprise

*** 上市合資企業

*** Listed Joint Stock Company

透過定期參與該聯營公司之董事局會議而行使重大影響力

Significant influence is exercised through the participation of regular board meeting of the associates

@ 並非由德勤。關黃陳方會計師行審核之公司

@ Companies not audited by Deloitte Touche Tohmatsu

主要物業概要
Schedule of Principal Properties

於二零零零年十二月三十一日
At 31st December 2000

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業 A. Properties held for investment				
香港 Hong Kong				
華創中心地下，1樓及2樓車位 九龍長沙灣大道889號新九龍內地段5540號 Car park on G/F, 1/F and 2/F of CRE Centre 889 Cheung Sha Wan Road Kowloon NKIL 5540	100%	2,771	停 CP	中期 Medium
達利中心車位P1－P103, L1－L7, L9－L15, L17－L20, L23－L35 新界葵涌梨木道74-90號 丈量約份450號地段937號 Car park P1–P103, L1–L7, L9–L15, L17–L20, L23–L35, Riley House Nos. 74–90 Lei Muk Road, Kwai Chung New Territories Lot No. 937 DD450	100%	9,700	停 CP	中期 Medium
華創大廈 香港灣仔軒尼詩道303號 內地段6524號之餘段及 內地段7004號至7008號之餘段 CRE Building 303 Hennessy Road Wanchai, Hong Kong IL6524 R.P. & IL7004–7008 R.P.	100%	7,451	商／辦 C/O	長期 Long

主要物業概要 Schedule of Principal Properties

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業(續) A. Properties held for investment (continued)				
香港 Hong Kong				
8號商業廣場24樓及3001－11室 香港柴灣新業街8號 內地段144號 8 Commercial Tower 24/F & Room 3001–11 8 Sun Yip Street Chai Wan, Hong Kong Lot No. 144	100%	2,631	商／辦 C/O	中期 Medium
香港上環 皇后大道西2－12號 聯發商業中心 25樓1－5室 Units 1–5, 25/F Arion Commercial Centre 2–12 Queen's Road West Sheung Wan, Hong Kong	100%	446	商／辦 C/O	長期 Long
九龍尖沙咀廣東道30號 新港中心地下38號舖 1樓39號舖及2樓41號舖 Shop No. 38 on the Ground Floor Shop No. 39 on 1st Floor and Shop No. 41 on 2nd Floor Silvercord 30 Canton Road Tsimshatsui Kowloon	100%	6,293	商 C	長期 Long

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業(續) A. Properties held for investment (continued)				
香港 Hong Kong				
九龍尖沙咀廣東道30號 新港中心第1座4樓401至410號寫字樓 5樓503號寫字樓及6樓610與611號寫字樓及 地庫13,14,15,16及17號車位 Offices Nos. 401 to 410 on 4th Floor Office No. 503 on 5th Floor and Office Nos. 610 and 611 on 6th Floor Tower 1 and Car Parking Space Nos. 13, 14, 15, 16 and 17 on Basement Silvercord 30 Canton Road Tsimshatsui Kowloon	100%	1,958	商/停 C/CP	長期 Long
新界屯門青楊街8號 得利工業中心B座11樓1至16號單位 Units 1 to 16 on 11th Floor of Block B Tak Lee Industrial Centre 8 Tsing Yeung Circuit Tuen Mun New Territories	100%	637	工 I	中期 Medium
九龍油塘高輝道17號 油塘工業城B座7, 8及9樓工場及 地庫L39, L40, L45, L46, L47及L48號貨車位 Workshop on 7th, 8th and 9th Floors of Block B and Lorry Parking Space Nos. L39, L40, L45, L46, L47 and L48 on Basement Yau Tong Industrial City 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工/停 I/CP	中期 Medium

主要物業概要 Schedule of Principal Properties

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業(續) A. Properties held for investment (continued)				
香港 Hong Kong				
九龍紅磡民樂街21號 富高工業中心A座6樓9及10號工場單位 Workshop Unit Nos. 9 and 10 on 6th Floor of Block A Focal Industrial Centre 21 Man Lok Street Hung Hom Kowloon	100%	364	工 I	中期 Medium
新界荃灣青山公路264－298號西樓角路64－98號 南豐中心1樓A034－A041, A4201, A4301, A044, A4502及A4602單位及部份樓面 2樓部份樓面，3樓部份樓面(連平台)及 3樓假天花至原來石屎天花間之空間及 地庫31及57號貨車位 Units A034–A041, A4201, A4301, A044, A4502 and A4602 and portion on 1st Floor, portion of 2nd Floor portion of 3rd Floor with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 3rd Floor and lorry parking space Nos. 31 and 57 on Basement Nan Fung Centre 264–298 Castle Peak Road 64–98 Sai Lau Kok Road Tsuen Wan New Territories	98.05%	6,832	商／停 C/CP	中期 Medium

位置 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業(續) A. Properties held for investment (continued)				
香港 Hong Kong				
香港銅鑼灣怡和街19－31號及糖街2－8號樂聲中心地下5－18號20A，20B及20C號舖位怡和街入口(A入口)糖街入口(B入口)，1, 2及3樓全層及4樓整個平台 Shop Nos. 5–18, 20A, 20B and 20C on Ground Floor, Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1st, 2nd and 3rd Floors and the whole Flat Roof on 4th Floor Level Lok Sing Centre 19–31 Yee Wo Street and 2–8 Sugar Street Causeway Bay Hong Kong	98.05%	8,982	商 C	長期 Long
九龍旺角彌敦道688號旺角中心一期地庫A部份 Portion A on Basement Argyle Centre, Phase 1 688 Nathan Road Mongkok, Kowloon	98.05%	790	商 C	長期 Long
九龍旺角彌敦道688號亞皆老街65號旺角中心一期4樓，4樓平台及5樓 4th Floor and flat roofs and 5th Floor Argyle Centre, Phase I 688 Nathan Road 65 Argyle Street Mongkok Kowloon	98.05%	3,532	商 C	長期 Long

主要物業概要 Schedule of Principal Properties

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業(續) A. Properties held for investment (continued)				
香港 Hong Kong				
新界葵涌梨木道88號 達利中心6樓貨倉及地下低層L8號車位 Godown on 6th Floor and Car Parking Space No. L8 on Lower Ground Floor Riley House 88 Lei Muk Road Kwai Chung New Territiories	100%	4,008	工／停 I/CP	中期 Medium
香港灣仔告士打道109－111號及菲林明道22－26號 東惠商業大廈7樓04號寫字樓及1樓105A號車位 Office No. 04 on 7th Floor and Car Parking Space No. 105A on 1st Floor Tung Wai Commercial Building 109–111 Gloucester Road and 22–26 Fleming Road Wanchai Hong Kong	100%	98	商／停 C/CP	長期 Long
香港灣仔港灣道1號 會展廣場辦公大樓41樓H號(前稱12號單位)寫字樓單位 Office Unit H (Formerly known as units 12) on 41st Floor Office Tower Convention Plaza 1 Harbour Road Wanchai Hong Kong	100%	117	商 C	長期 Long
新界荃灣國瑞路88號 新豐中心3樓14號單位 Unit 14 on 3rd Floor, Sun Fung Centre 88 Kwok Shui Road Tuen Mun New Territories	100%	141	工 I	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業(續) A. Properties held for investment (continued)				
香港 Hong Kong				
九龍觀塘海濱165號中藝大廈 CAC Tower 165 Hoi Bun Road Kwun Tong Kowloon	100%	13,900	工 I	中期 Medium
香港銅鑼灣 記利佐治街1號 金堡中心23樓全層 The whole of 23rd Floor Island Centre 1 Great George Street Causeway Bay Hong Kong	100%	374	商 C	長期 Long
香港銅鑼灣 波斯富街96－106號 利園山道49－57號 富明街2－6號 寶明大廈3樓D室 Flat D on 3rd Floor Po Ming Building 2–6 Foo Ming Street 49–57 Lee Garden Road and 96–106 Percival Street Causeway Bay Hong Kong	100%	46	住 R	長期 Long

主要物業概要 Schedule of Principal Properties

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
甲. 持作投資物業(續) A. Properties held for investment (continued)				
香港 Hong Kong				
新界荃灣 享成街11、15－17號 享和街16－22號 嘉華樓地下D舖及閣樓及天井 Shop D on Ground Floor and Cockloft and Yard Ka Wah Building 11, 15–17 Heung Shing Street and 16–22 Heung Wo Street Tsuen Wan New Territories	100%	36	商 C	中期 Medium
新界沙田 源順圍5－7號 沙田工業中心 A座1樓9號工場 Workshop 9 on 1st Floor of Block A Shatin Industrial Centre 5–7 Yuen Shun Circuit Shatin New Territories	100%	471	工 I	中期 Medium

位置 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
香港九龍彌敦道233、235、237及239號嘉利大廈地庫層、地面1號舖(包括閣樓及外牆)、地面2號舖(包括閣樓及外牆)、地面3號舖、1樓連平台、2樓、3樓、4樓連平台、5樓、6樓、7樓、8樓802、804、805、807及808室寫字樓、10樓、11樓、12樓1201、1202、1203、1206、1207及1208室寫字樓、13樓1301、1303、1304、1305、1306、1307及1308室寫字樓、14樓1402、1403、1404、1405、1406及1407室寫字樓、15樓1501、1503、1505、1506、1507及1508室寫字樓、天台、北面外牆兩塊廣告板、及外牆用作廣告張貼的6個部分 Basement Floor, Shop No.1 on Ground Floor (including cockloft & exterior wall), Shop No.2 on Ground Floor (including cockloft & exterior wall), Shop No.3, on Ground Floor, 1/F and flat roof, 2/F, 3/F, 4/F and flat roof, 5/F, 6/F, 7/F, Offices 802, 804, 805, 807 and 808 on 8/F, 10/F, 11/F, Offices 1201, 1202, 1203, 1206, 1207 and 1208 on 12/F, Offices 1301, 1303, 1304, 1305, 1306, 1307 and 1308 on 13/F, Offices 1402, 1403, 1404, 1405, 1406 and 1407 on 14/F, Offices 1501, 1503, 1505, 1506, 1507 and 1508 on 15/F, Main Roof and 2 Signboards at the North Side of External Wall and 6 Portions of Exterior Wall for Affixing Signboard of Garley Building, Nos. 233, 235, 237 and 239, Nathan Road, Kowloon, Hong Kong.	88.5%	9,215	商／辦 C/O	長期 Long

主要物業概要 Schedule of Principal Properties

位置 Location	本集團所佔權益 Group's Interest	概約地盤面積（平方米） Approx. Site Area (sq.m.)	樓面面積（平方米） Approx. Floor Area (sq.m.)	用途 Type	完成狀況 State of Completion	估計落成日期 Estimate Date of Completion
乙 發展中物業 B. Properties under development						
香港 Hong Kong						
灝景灣 新界青衣牙鷹州青衣市地段129號 Villa Esplanada Nga Ying Chau Tsing Yi Town, New Territories TYTL 129						
第三期 Phase III	55%	11,200	80,023	住／停 R/CP	上蓋工程在興建中 Superstructure in progress	二零零一年七月 July 2001

附註： 商＝商業 住＝住宅 停＝停車場 辦＝辦公室 工＝工業

Note : C=Commerical R=Residential CP=Car park O=Office I=Industrial

五年財務資料摘要
Five-Year Financial Summary

		一九九六年 港幣千元 1996 HK$'000	一九九七年 港幣千元 1997 HK$'000	一九九八年 港幣千元 1998 HK$'000	一九九九年 港幣千元 1999 HK$'000	二零零零年 港幣千元 2000 HK$'000
綜合損益表	Consolidated profit and loss account					
營業額	Turnover	1,961,888	5,966,361	5,475,100	12,902,299	16,810,248
股東應佔溢利	Profit attributable to shareholders	596,669	1,560,122	1,268,428	1,442,839	1,656,733
股息	Dividends	(160,060)	(310,709)	(249,177)	(290,863)	(417,572)
本年度保留溢利	Profit for the year retained	436,609	1,249,413	1,019,251	1,151,976	1,239,161
每股基本盈利	Basic earnings per share	HK$0.49	HK$1.03	HK$0.81	HK$0.79	HK$0.83
每股股息	Dividends per share	HK$0.11	HK$0.20	HK$0.15	HK$0.15	HK$0.21
綜合資產負債表	Consolidated balance sheet					
固定資產	Fixed assets	2,323,260	2,719,314	4,227,054	8,000,054	9,890,833
無形資產	Intangible assets	127,843	123,093	140,788	133,734	164,990
長期投資	Long term investments	2,662,289	4,172,479	4,633,331	4,376,828	3,378,605
預付款項	Prepayments	—	—	—	—	410,400
流動資產淨值	Net current assets	7,066,635	7,537,171	6,110,975	6,370,249	4,246,721
資金運用	Employment of capital	12,180,027	14,552,057	15,112,148	18,880,865	18,091,549
股本	Share capital	1,495,798	1,552,761	1,732,548	1,983,734	1,988,785
儲備	Reserves	2,953,891	3,782,646	4,113,397	8,809,093	8,472,344
股東權益	Shareholders' funds	4,449,689	5,335,407	5,845,945	10,792,827	10,461,129
少數股東權益	Minority interests	4,515,428	4,310,521	4,357,571	3,905,492	2,889,160
長期負債	Long term liabilities	3,176,322	4,836,233	4,891,821	4,163,049	4,706,605
遞延稅項	Deferred taxation	38,588	69,896	16,811	19,497	34,655
已運用資金	Capital employed	12,180,027	14,552,057	15,112,148	18,880,865	18,091,549

綜合資產負債表內若干數字已經重列（如適用），以符合本集團在截至二零零零年十二月三十一日止財政年度內，將聯營公司權益包括在長期投資的會計政策。

Certain figures in the consolidated balance sheet have been restated, as appropriate, to conform with the Group's accounting policy for the financial year ended 31st December 2000 in respect of interests in associates which have been included in long term investments.

股東週年大會通告
Notice of Annual General Meeting

茲通告本公司謹訂於二零零一年六月十九日(星期二)下午三時正，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

1. 省覽及考慮截至二零零零年十二月三十一日止年度已審核之財務報告與董事局及核數師報告。

2. 宣佈派發末期股息。

3. 重選董事及釐定董事酬金。

4. 續聘核數師及授權董事局釐定其酬金。

5. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間(定義見下文)內，按照所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時修訂之規定，行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所，購回本公司股本中每股面值港幣1.00元之股份；

(b) 根據上文(a)段之批准，本公司董事局獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Tuesday, 19th June, 2001 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2000.

2. To declare a final dividend.

3. To re-elect Directors and to fix the remuneration of Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal

10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「動議：

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事局於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理本公司股本中每股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權(包括可兌換本公司股份之票據、認股權證及債券)；

amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) 上文(a)段所述之批准授權本公司董事局於有關期間(定義見下文)內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權(包括可兌換本公司股份之票據、認股權證及債券);

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發(不論是否依據期權或其他原因配發)及發行之股本面值總額(但不包括(i)配售新股(定義見下文);(ii)依據任何當時經已採納可授予或發行本公司股份或購股權予本公司及/或其任何附屬公司僱員之購股權計劃或其他類似安排而發行股份;(iii)依據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購權或換股權而發行股份;或(iv)依據本公司不時之公司組織章程細則就以股代息計劃發行股份)不得超過於本決議案通過當日本公司已發行股本面值總額之20%;上述批准亦須受此數額限制;及

(d) 就本決議案而言,

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日;及

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事局於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議（惟本公司董事局有權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「動議待召開本大會之通告所載之第5及第6項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項決議案，授權購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第6項決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT** subject to the passing of the Resolution nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Resolution no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

承董事局命
秘書
李業華

香港，二零零一年四月十一日

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 11th April, 2001

股東週年大會通告 Notice of Annual General Meeting

附註:

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈3908室，方為有效。

3. 本公司將於二零零一年六月十二日(星期二)至二零零一年六月十九日(星期二)(首尾兩天包括在內)暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，於二零零一年六月十一日(星期一)下午四時前交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心五樓。

4. 根據香港聯合交易所有限公司上市規則規定，就上述第5項決議案建議購回授權而刊發之說明文件，將連同本公司二零零零年年報一併寄發予股東。

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of the Company will be closed from Tuesday, 12th June, 2001 to Tuesday, 19th June, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Monday, 11th June, 2001.

4. An explanatory statement as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in connection with the proposed repurchase mandate under Resolution no. 5 above will be dispatched to members together with the 2000 annual report of the Company.

DESIGNED BY THE DESIGN ASSOCIATES LTD. PRINTED BY ROMAN FINANCIAL PRESS LIMITED

THIS ANNUAL REPORT IS PRINTED ON RECYCLED PAPER

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